This document is a translation of the Japanese language original prepared solely for convenience of reference (certain portions of the Japanese language original applicable to voting procedures in Japan that are not applicable to shareholders outside Japan have been omitted). In the event of any discrepancy between this translated document and the Japanese language original, the Japanese language original shall prevail. Please note that certain portions of this document may not be applicable to shareholders outside Japan.

NOMURA

Notice of Convocation of the 120th Annual General Meeting of Shareholders

Nomura Holdings, Inc.

To Our Shareholders

I would like to express my sincerest gratitude for your continued support.

The past year was marked by continued uncertainty in the environment, beginning with US regional bank failures and issues around the US debt ceiling, coupled with monetary tightening by central banks around the world and rising oil prices.

At the start of the second half, US inflation eased and we started to see a pause in the sharp rate hikes of the past two years. Entering into 2024, we saw an overall good business environment driven by robust trading among market participants.

Interest in the Japanese markets surged amid ending deflation, speculation about a shift in the Bank of Japan's monetary policy and structural reforms to boost the profitability of Japanese companies.

In addition, the Nikkei stock average reached an all-time high and the introduction of the new NISA scheme in 2024 has prompted a full-fledged shift from savings to asset building.

Against this backdrop, we focused on expanding our business from public to private markets, providing customized services and solutions to each client as well as offering new asset classes.

We reported higher Group net revenue and income before income taxes of 1,562 billion yen and 273.9 billion yen, respectively, and net income was 165.9 billion yen. Based on our dividend policy, we declared a year-end dividend of 15 yen per share for shareholders of record as of March 31, 2024. Combined with the interim dividend, this translates to an annual dividend of 23 yen per share.

In April, we announced our new Nomura Group Purpose: "We aspire to create a better world by harnessing the power of financial markets". With the environment expected to undergo increasingly dramatic changes, expectations towards financial services companies and the roles we play will grow tremendously.

We are committed to supporting the endeavors of our clients and stakeholders, and to continuously challenging ourselves in order to deliver high value-added solutions.

We believe that the sustainable development of society as a whole will help enhance our corporate value. To respond to the expectations and trust our clients and stakeholders place in us, we will work together as a Group to increase our corporate value and achieve our new Purpose.

We look forward to your continued support.

May 2024
Kentaro Okuda
Director, President and Group CEO

(Securities Code: 8604)
May 31, 2024
(Start Date of Electronic Provision Measures May 24, 2024)

To: Shareholders of Nomura Holdings, Inc.

Kentaro Okuda
Director, Representative Executive Officer,
President and Group CEO
Nomura Holdings, Inc.
1-13-1 Nihonbashi, Chuo-ku, Tokyo,
JAPAN

Notice of Convocation of the Annual General Meeting of Shareholders

Dear Shareholder,

I would like to take this opportunity to thank you, our shareholder, for your support of Nomura Holdings, Inc. (the "Company"). The 120th Annual General Meeting of Shareholders will be held as described below.

On the occasion of the convocation of this Annual General Meeting of Shareholders, measures for electronic provision have been taken regarding the information that is the content of the shareholders meeting reference documents (Electronic Provision Measures Matters), and as they have been posted on the Company's website as the "Notice of Convocation of the Annual General Meeting of Shareholders" and "Out of the Documents Describing the Electronic Provision Measures Matters, Matters not Described in the Documents for Delivery in Accordance With Document Delivery Requests Pursuant to Laws/Regulations and the Articles of Incorporation (Matters Omitted from Documents for Delivery)," please kindly confirm these by accessing the Company's website below

The Company's website	https://www.nomuraholdings.com/investor/shm/

As the Electronic Provision Measures Matters, other than on the website above, are also posted on the website of the Tokyo Stock Exchange, Inc. (TSE), please kindly confirm these by accessing the TSE's website below (Listed Company Search) and entering/searching "Nomura Holdings" for the Issue name (company name) or "8604" for the code, and by thereafter selecting "Basic information," "Documents for public inspection/PR information."

The TSE's website	https://www2.jpx.co.jp/tseHpFront/JJK020010Action.do?Show=Show

Details

1. **Date and Time:**   10:00 a.m. on Tuesday, June 25, 2024 (JST)

2. **Place:**   Grand Nikko Tokyo Daiba, "Palais Royal" (first basement)
2-6-1, Daiba, Minato-ku, Tokyo, JAPAN

3. **Agenda for the Meeting:**

   Matters to be Reported:

1. Report on the content of the business report and the consolidated financial statements and report on the results of the audits of the consolidated financial statements performed by the Accounting Auditor and the Audit Committee for the 120th fiscal year (covering the period from April 1, 2023 to March 31, 2024).

2. Report on the financial statements for the 120th fiscal year (covering the period from April 1, 2023 to March 31, 2024).

Matter to be Resolved:

Proposal : Appointment of Twelve Directors

4. **Matters Regarding the Exercise of Voting Rights:**

   1) If there is a repeated exercise of voting rights via electronic or magnetic means (Internet, etc.) and in writing, the exercise of voting rights via electronic or magnetic means (Internet, etc.) will be considered valid.
   2) If voting rights are exercised more than once via electronic or magnetic means (Internet, etc.), the last exercise will be considered valid.
   3) In the returned voting form, if there is no indication of being for/against a proposal, this will be treated as there having been a manifestation of an intent to vote in favor.
   4) If voting rights are exercised through a proxy, only one proxy per shareholder will be permitted and such proxy must be a shareholder who holds voting rights at this General Meeting of Shareholders. Please also submit documentation evidencing the necessary power of attorney along with the proxy card.

                                                                                                    End.

Out of the Electronic Provision Measures Matters, with regard to the following matters, pursuant to laws/regulations and the provisions of Article 25 of the Company's Articles of Incorporation, they are not stated in the document that will be delivered to shareholders from whom a request for document delivery has been received. Therefore, the document that will be delivered to shareholders from whom a request for document delivery has been received, on the occasion of the preparation of the Audit Report, were a part of the objects that the Audit Committee and Accounting Auditor audited.

1. "Stocks Acquisition Rights" and "The Content of the Resolution Adopted Regarding the Maintenance of Structures such as the Structure for Ensuring Appropriate Business Activities and the Summary of the Status of the Implementation of the Structure" in the Business Report; and

2. "The notes" to the consolidated financial statements

3. "The notes" to the financial statements.

In the event of any subsequent revisions to the reference materials for the general meeting of shareholders, the business report, the consolidated financial statements, or the financial statements, there will be a posting on the Company's and the TSE's website indicated above.

Reference Materials for the General Meeting of Shareholders

Proposal and Reference Matters
Proposal : Appointment of Twelve Directors

    As of the conclusion of this General Meeting, the term of office of all thirteen directors will expire. Therefore, based on the decision of the Nomination Committee, the Company requests the appointment of twelve directors, including one new director nominee. Of the twelve nominees (three are female nominees), eight are outside director nominees, and the two director nominees who will concurrently serve as executive officers are Kentaro Okuda and Yutaka Nakajima.

    The nominees are as follows:

No.	Name	Positions in the Company	Attendance Record at Board of Directors (Year ended March 2024)
1	**Koji Nagai** Non-Executive Director Reappointment	Chairman of the Board of Directors Member of the Nomination Committee Member of the Compensation Committee	100% (11/11 meetings)
2	**Kentaro Okuda** Executive Officer Reappointment	Representative Executive Officer and President Group CEO	100% (11/11 meetings)
3	**Yutaka Nakajima** Executive Officer Reappointment	Representative Executive Officer and Deputy President	100% (9/9 meetings) *attended all meetings of the Board of Directors that were held after his assumption of the office of director.
4	**Shoji Ogawa** Non-Executive Director Reappointment	Member of the Audit Committee (Full-Time) Member of the Board Risk Committee	100% (11/11 meetings)
5	**Laura Simone Unger** Outside Director, Independent Director Reappointment	Chairperson of the Board Risk Committee	100% (11/11 meetings)
6	**Victor Chu** Outside Director, Independent Director Reappointment	Member of the Audit Committee Member of the Board Risk Committee (scheduled to step down in June)	100% (11/11 meetings)
7	**J. Christopher Giancarlo** Outside Director, Independent Director Reappointment	Member of the Board Risk Committee	100% (11/11 meetings)
8	**Patricia Mosser** Outside Director, Independent Director Reappointment	Member of the Board Risk Committee	100% (11/11 meetings)
9	**Takahisa Takahara** Outside Director, Independent Director Reappointment	Member of the Nomination Committee Member of the Compensation Committee	100% (11/11 meetings)
10	**Miyuki Ishiguro** Outside Director, Independent Director Reappointment	Member of the Board Risk Committee	100% (9/9 meetings) *attended all meetings of the Board of Directors that were held after her assumption of the office of director.
11	**Masahiro Ishizuka** Outside Director, Independent Director Reappointment	Member of the Audit Committee (slated to be Chairman)	100% (9/9 meetings) *attended all meetings of the Board of Directors that were held after his assumption of the office of director.
12	**Taku Oshima** Outside Director, Independent Director New Appointment	Member of the Nomination Committee (slated to be Chairman) Member of the Compensation Committee (slated to be Chairman)	(New Appointment)

Nomination Committee | **Audit Committee** | **Compensation Committee** | **Board Risk Committee**











Chairman
7
Year ended
March 2024
Chairman
Full-Time
13
Year ended
March 2024
Chairman
11
Year ended
March 2024
Chairperson
5
Year ended
March 2024
:Outside Director
:Inside Director
(Non-Executive Director)

Name	Skill							
	Corporate Management	International Business	Financial Industry	Accounting/ Financial	Legal Systems/ Regulations	Internal Control (including Risk Management)	Digital(IT)/ DX	Sustainability
Koji Nagai	✓	✓	✓					✓
Kentaro Okuda	✓	✓	✓					✓
Yutaka Nakajima	✓	✓	✓			✓		
Shoji Ogawa		✓	✓			✓		
Laura Simone Unger		✓	✓		✓	✓		
Victor Chu	✓	✓	✓		✓	✓		✓
J. Christopher Giancarlo	✓	✓	✓		✓	✓	✓	
Patricia Mosser		✓	✓		✓	✓	✓	
Takahisa Takahara	✓	✓						✓
Miyuki Ishiguro					✓	✓		
Masahiro Ishizuka				✓		✓		
Taku Oshima	✓	✓						✓

| 1. | **Koji Nagai** | (Jan. 25, 1959) |



Chairman of the Board of Directors

Member of the Nomination Committee

Member of the Compensation Committee

Non-Executive Director
Reappointment

Attendance at Meetings of the Board of Directors:
11/11

Attendance at Meetings of the Nomination Committee:
7/7

Attendance at Meetings of the Compensation Committee:
11/11

Number of shares held:
492,942 shares of common stock

Apr. 1981	Joined the Company
Apr. 2003	Director of Nomura Securities Co., Ltd.
Jun. 2003	Senior Managing Director of Nomura Securities Co., Ltd.
Apr. 2007	Executive Managing Director of Nomura Securities Co., Ltd.
Oct. 2008	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
Apr. 2009	Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.
Apr. 2011	Co-COO and Deputy President of Nomura Securities Co., Ltd.
Apr. 2012	Senior Managing Director of the Company (concurrently Director and President of Nomura Securities Co., Ltd.)
Aug. 2012	Representative Executive Officer & Group CEO of the Company (concurrently Director and President of Nomura Securities Co., Ltd.)
Jun. 2013	Director, Representative Executive Officer & Group CEO of the Company (concurrently Director and President of Nomura Securities Co., Ltd.)
Apr. 2017	Director, Representative Executive Officer, President & Group CEO of the Company (concurrently Director and Chairman of Nomura Securities Co., Ltd.)
Apr. 2020	Chairman of the Board of Directors of the Company (concurrently Director and Chairman of Nomura Securities Co., Ltd.) (Current)

(Significant concurrent positions)

Director and Chairman of Nomura Securities Co., Ltd.

(Reasons for designation as a director nominee and expected role)

Mr. Nagai has held positions including Director, Representative Executive Officer & Group CEO of the Company and Director and President of Nomura Securities Co., Ltd., and has served as Director and Chairman of the Company since April 2020.

The Company has designated Mr. Nagai as a director nominee with the expectation that, by having Mr. Nagai, who is well-versed in the business of the Nomura Group, serve as the chair of meetings of the Board of Directors as Chairman of the Board of Directors, the quality of discussions at meetings of the Board of Directors will be enhanced, and meetings of the Board of Directors will be operated effectively and efficiently.

If his reappointment is approved, he is slated to continue serving as a member of the Nomination Committee and a member of the Compensation Committee after this Annual General Meeting of Shareholders.

Mr. Nagai does not concurrently serve as an executive officer and is a non-executive director.

| 2. | **Kentaro Okuda** | (Nov. 7, 1963) | |



Representative Executive Officer and President

Group CEO

Executive Officer
Reappointment

Attendance at Meetings of the Board of Directors: 11/11

Number of shares held: 359,747 shares of common stock

Apr. 1987	Joined the Company
Apr. 2010	Senior Managing Director of Nomura Securities Co., Ltd.
Apr. 2012	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
Aug. 2012	Senior Corporate Managing Director of the Company (concurrently Senior Corporate Managing Director of Nomura Securities Co., Ltd.)
Apr. 2013	Senior Managing Director of the Company (concurrently Senior Corporate Managing Director of Nomura Securities Co., Ltd.)
Apr. 2015	Senior Managing Director of the Company (concurrently Executive Vice President of Nomura Securities Co., Ltd.)
Apr. 2016	Senior Managing Director of the Company (concurrently Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.)
Apr. 2017	Senior Managing Director of the Company (concurrently Executive Vice President of Nomura Securities Co., Ltd.)
Apr. 2018	Executive Managing Director and Group Co-COO of the Company (concurrently Director, Executive Managing Director and Deputy President of Nomura Securities Co., Ltd.)
Apr. 2019	Executive Managing Director and Deputy President, Group Co-COO of the Company
Apr. 2020	Representative Executive Officer and President, Group CEO of the Company (concurrently Representative Director of Nomura Securities Co., Ltd.)
Jun. 2020	Director, Representative Executive Officer, President & Group CEO of the Company (concurrently Representative Director of Nomura Securities Co., Ltd.)
Jun. 2021	Director, Representative Executive Officer, President & Group CEO of the Company (concurrently Representative Director and President of Nomura Securities Co., Ltd.) (Current)

(Significant concurrent positions)

Representative Director and President of Nomura Securities Co., Ltd.

(Reasons for designation as a director nominee and expected role)

Mr. Okuda has held positions including Executive Managing Director and Deputy President, Group Co-COO of the Company and Director, Executive Managing Director and Deputy President of Nomura Securities Co., Ltd., and currently serves as Director, Representative Executive Officer, President & Group CEO of the Company and Representative Director and President of Nomura Securities Co., Ltd.

The majority of the Board of Directors of the Company, including Outside Directors, is made up of non-executive directors. The Company has designated him as a director nominee with the expectation that, by having a top executive concurrently serve as a director, understanding the business execution status and the status of the Company will become straightforward for the Board of Directors, and their management oversight function can be exercised more effectively.

| **3.** | **Yutaka Nakajima** | (Aug .2, 1965) |



Representative Executive
Officer and Deputy
President

| Executive Officer |
| Reappointment |

Attendance at Meetings of
the Board of Directors:
9/9
(Number of meetings held after
assumption of office.)

Number of shares held:
652,919 shares of common
stock

Apr. 1988	Joined the Company
Apr. 2011	Senior Managing Director of Nomura Securities Co., Ltd.
May 2015	Senior Managing Director of the Company
Apr. 2016	Senior Managing Director of the Company (concurrently Senior Corporate Managing Director of Nomura Securities Co., Ltd.)
Apr. 2017	Senior Managing Director of the Company (concurrently Executive Managing Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.)
Apr. 2018	Senior Managing Director of the Company (concurrently Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.)
Apr. 2019	Senior Managing Director of the Company (concurrently Director and Executive Vice President of Nomura Securities Co., Ltd.)
Apr. 2021	Senior Managing Director of the Company (concurrently Representative Director and Deputy President of Nomura Securities Co., Ltd.)
Apr. 2023	Representative Executive Officer and Deputy President of the Company (concurrently Representative Director and Deputy President of Nomura Securities Co., Ltd.)
Jun. 2023	Director, Representative Executive Officer and Deputy President of the Company (concurrently Representative Director and Deputy President of Nomura Securities Co., Ltd.) (Current)

(Significant concurrent positions)

Representative Director and Deputy President of Nomura Securities Co., Ltd.

(Reasons for designation as a director nominee and expected role)

Mr. Nakajima has held positions including Head of Global Markets, Senior Managing Director of the Company and Representative Director and Deputy President of Nomura Securities Co., Ltd., and currently serves as Director, Representative Executive Officer and Deputy President of the Company.

The majority of the Board of Directors of the Company, including Outside Directors, is made up of non-executive directors. The Company has designated him as a director nominee with the expectation that, by having a top executive concurrently serve as a director, understanding the business execution status and the status of the Company will become straightforward for the Board of Directors, and their management oversight function can be exercised more effectively.

4. Shoji Ogawa	(Aug. 9, 1964)



Member of the Audit Committee (Full-Time)

Member of the Board Risk Committee

Non-Executive Director Reappointment

Attendance at Meetings of the Board of Directors: 11/11

Attendance at Meetings of the Audit Committee: 13/13

Attendance at Meetings of the Board Risk Committee: 5/5

Number of shares held: 48,429 shares of common stock

Apr. 1987	Joined the Company
Apr. 2007	Head of Investment Banking Strategic Planning Dept. of Nomura Securities Co., Ltd.
Oct. 2008	Head of Capital Markets Dept. and Capital Solutions Dept. of Nomura Securities Co., Ltd.
Jul. 2009	Head of Capital Markets Dept. of Nomura Securities Co., Ltd.
Apr. 2012	Head of Investment Banking Strategic Planning Dept. of Nomura Securities Co., Ltd.
Jul. 2013	Head of Office of Audit Committee of the Company (concurrently Head of Office of Audit Committee of Nomura Securities Co., Ltd.)
Aug. 2016	Head of Office of Non-Executive Directors and Audit Committee of the Company (concurrently Head of Office of Non-Executive Directors and Audit Committee of Nomura Securities Co., Ltd.)
Apr. 2017	Senior Managing Director and Group Internal Audit of the Company (concurrently Senior Managing Director and Internal Audit of Nomura Securities Co., Ltd.)
Apr. 2021	Advisor of the Company
Jun. 2021	Director of the Company (Current)

(Significant concurrent positions)

Corporate Auditor of Nomura Asia Pacific Holdings Co., Ltd
Non-Executive Director of Nomura Holding America Inc.
Non-Executive Director of Instinet Incorporated

(Reasons for designation as a director nominee and expected role)

Mr. Ogawa has held positions including Head of Office of Audit Committee, Head of Office of Non-Executive Directors and Audit Committee and Senior Managing Director and Group Internal Audit of the Company, and he has extensive experience and knowledge in the governance, internal control and internal audit field of the Nomura Group.

If his reappointment is approved, he is slated to continue serving as a full-time member of the Audit Committee and a member of the Board Risk Committee after this Annual General Meeting of Shareholders. The Company has designated Mr. Ogawa as a director nominee with the expectation that, by adding Mr. Ogawa, who is well-versed in the business of the Nomura Group, to the Audit Committee, the effectiveness of audits by the Audit Committee will be enhanced.

Mr. Ogawa does not concurrently serve as an executive officer and is a non-executive director.

Outside Director Nominees (Nominee Numbers 5 to 12)

All eight Outside Director nominees satisfy the Independence Criteria established by the Company. Further, the Company has designated all Outside Director nominees as Independent Directors (an outside director who does not have any danger of having conflicts of interest with general shareholders in accordance with the rules of the Tokyo Stock Exchange, Inc.).

(Reference) "Independence Criteria" for Outside Directors of Nomura Holdings, Inc.

Outside Directors of Nomura Holdings, Inc. (the "Company") shall satisfy the requirements set forth below to maintain their independence from the Nomura Group (*1).

1. The person, currently, or within the last three years, in principle, shall not correspond to a person listed below.
(1) Person Related to the Company
   A person satisfying any of the following requirements shall be considered a Person Related to the Company:
   A) Executive (*2) of another company where any Executive of the Company serves as a director or officer of that company;
   B) Major shareholder of the Company (directly or indirectly holding more than 10% of the voting rights) or Executive of such major shareholder; or
   C) Partner of the Company's Accounting Auditor or employee of such firm who works on the Company's audit.
(2) A person who is a Major Lender (*3) of the Nomura Group or an executive of a Major Lender of the Nomura Group, or a person who is a person for whom the Nomura Group is a Major Lender or an executive of an organization for whom the Nomura Group is a Major Lender.
(3) A person who is a Major Business Partner (*4) of the Nomura Group or an executive (including a partner of a professional services firm, etc.) of a Major Business Partner of the Nomura Group, or a person who is a person for whom the Nomura Group is a Major Business Partner or an executive (including a partner of a professional services firm, etc.) of an organization for whom the Nomura Group is a Major Business Partner.
(4) A person receiving compensation from the Nomura Group of more than 10 million yen (an amount equivalent to US $120,000 in the case of foreign currency) per year, excluding director/officer compensation.
(5) An executive of an institution receiving more than a Certain Amount of Donation (*5) from the Company.

2. The person's spouse, relatives within the second degree of kinship or anyone who lives with the person shall not correspond to a person listed below (excluding persons in unimportant positions):
(1) Executive of the Nomura Group; or
(2) A person identified in any of subsections (1) ~ (5) in Section 1 above. (*6)

(Notes)
*1: Nomura Group shall mean the Company and the Company's subsidiaries listed as significant subsidiaries in the Business Report of the Company.
*2: Executive shall mean Executive Directors (*gyoumu shikkou torishimariyaku*), Executive Officers (*shikkouyaku*) and important employees (*jyuuyou na shiyounin*), including Senior Managing Directors (*shikkouyakuin*), etc.
*3: Major Lender shall mean a lender from which the borrower has borrowed an amount equal to or greater than 2% (excluding borrowings that are not material in terms of fungibility, repayment potential, etc.) of the consolidated total assets of the borrower.
*4: Major Business Partner shall mean a business partner whose transactions with the other party exceed 2%（excluding transactions that are not material, such as those conducted under general conditions）of such business partner's consolidated gross revenues in the last completed fiscal year.
*5: Certain Amount of Donation shall mean a donation that exceeds 10 million yen (an amount equivalent to US $120,000 in the case of foreign currency) per year or 2% of the donee institution's gross revenues or ordinary income, whichever is larger.
*6: The matters listed in 1. (1) C) shall not apply if the person is not a member of the Audit Committee, and the Company's accounting auditor has determined that such relationship does not affect their independence as the Company's accounting auditor.

End.

5. Laura Simone Unger | (Jan. 8, 1961) |



Chairperson of the Board Risk Committee Outside Director, Independent Director Reappointment Number of years in office: 6 years Attendance at Meetings of the Board of Directors: 11/11 Attendance at the Board Risk Committee: 5/5 Number of shares held: (1,000 ADRs (*))	Jan. 1988 Enforcement Attorney of the U.S. Securities and Exchange Commission ("SEC") Oct. 1990 Counsel of the U.S. Senate Committee on Banking, Housing and Urban Affairs Nov. 1997 Commissioner of the SEC Feb. 2001 Acting Chairperson of the SEC Jul. 2002 Regulatory Expert of CNBC May 2003 Independent Consultant of JPMorgan Chase & Co. Aug. 2004 Independent Director of CA Inc. Jan. 2010 Special Advisor of Promontory Financial Group Dec. 2010 Independent Director of CIT Group Inc. Nov. 2014 Independent Director of Navient Corporation Jun. 2018 Outside Director of the Company (Current)

(Significant concurrent positions)

Independent Director of Nomura Holding America Inc.
Independent Director of Nomura Securities International, Inc.
Independent Director of Nomura Global Financial Products Inc.
Independent Director of Instinet Holdings Incorporated

(Reasons for designation as an outside director nominee and expected role)

Ms. Unger, including the holding of the positions of Commissioner and Acting Chairperson of the SEC in the past, is well-versed in finance-related legal systems/regulations, and such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated her as an outside director nominee with the expectation that she will continue to apply such extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If her reappointment is approved, she is slated to continue serving as a member of the Board Risk Committee (Chairperson) after this Annual General Meeting of Shareholders.

*American Depositary Receipts

6. Victor Chu (Jun. 20, 1957)



Member of the Audit Committee

Member of the Board Risk Committee (Scheduled to step down in June)

Outside Director,

Independent Director

Reappointment

Number of years in office: 3 years

Attendance at Meetings of the Board of Directors: 11/11

Attendance at Meetings of the Audit Committee: 11/13

Attendance at the Board Risk Committee: 3/5

Number of shares held: 0 shares of common stock

Dec. 1982	Solicitor of the Supreme Court, Hong Kong
Jan. 1988	Chairman and Chief Executive Officer of First Eastern Investment Group (Current)
Oct. 1988	Director and Council Member of the Hong Kong Stock Exchange
Jun. 1992	Advisory Committee Member of the Securities and Futures Commission, Hong Kong
Aug. 2003	Foundation Board Member of the World Economic Forum
Apr. 2018	Independent Director of Airbus SE (Current)
Jun. 2021	Outside Director of the Company (Current)

(Significant concurrent positions)

Chairman and Chief Executive Officer of First Eastern Investment Group
Chair of Council, University College London
Co-Chair, International Business Council of the World Economic Forum
Independent Director of Airbus SE

(Reasons for designation as an outside director nominee and expected role)

Mr. Chu established First Eastern Investment Group, an international investment company, and apart from serving as its Chairman and CEO for many years, has held key positions in Hong Kong financial circles, such as key positions the Hong Kong Stock Exchange and Securities and Futures Commission, Hong Kong. He has extensive experience with respect to corporate management and the finance industry, and also has a high degree of expertise with regard to law, regulation, and corporate governance, and such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated him as an outside director nominee with the expectation that he will continue to apply such extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If his reappointment is approved, he is slated to continue serving as a member of the Audit Committee after this Annual General Meeting of Shareholders.

7. **J. Christopher Giancarlo** | (May 12, 1959) |



Member of the Board Risk Committee

Outside Director, Independent Director Reappointment

Number of years in office: 3 years

Attendance at Meetings of the Board of Directors: 11/11

Attendance at the Board Risk Committee: 5/5

Number of shares held: 0 shares of common stock

Sep. 1984	Associate Attorney of Mudge Rose Guthrie Alexander & Ferdon
Oct. 1985	Associate Attorney of Curtis, Mallet-Prevost, Colt & Mosle
Jan. 1992	Attorney, Founding Partner of Giancarlo & Gleiberman
Sep. 1997	Attorney, (Equity) Partner of Thelen Reid Brown Raysman & Steiner
Apr. 2000	Vice President and Legal Counsel of Fenics Software
Apr. 2001	Executive Vice President of GFI Group Inc.
Jun. 2014	Commissioner of the U.S. Commodity Futures Trading Commission
Jan. 2017	Chairman of the U.S. Commodity Futures Trading Commission
Oct. 2019	Independent Director of the American Financial Exchange
Jan. 2020	Senior Counsel of Willkie Farr & Gallagher LLP (Current)
Jun. 2021	Outside Director of the Company (Current)

(Significant concurrent positions)

Senior Counsel of Willkie Farr & Gallagher LLP
Chair of the Board of Directors of Digital Dollar Project
Independent Director of Digital Asset Holdings, LLC
Independent Director of Nomura Securities International, Inc.
Independent Director of Nomura Global Financial Products Inc.

(Reasons for designation as an outside director nominee and expected role)

Mr. Giancarlo, including the holding in the past of positions such as Executive Vice President of GFI Group Inc., a U.S. securities brokerage company, and Chairman of the U.S. Commodity Futures Trading Commission, is well-versed in finance-related legal systems/regulations and advanced technologies such as blockchain, and such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated him as an outside director nominee with the expectation that he will continue to apply such extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If his reappointment is approved, he is slated to continue serving as a member of the Board Risk Committee after this Annual General Meeting of Shareholders.

8. **Patricia Mosser**	(Feb. 14, 1956)



Member of the Board Risk Committee

Outside Director, Independent Director Reappointment

Number of years in office: 3 years

Attendance at Meetings of the Board of Directors: 11/11

Attendance at the Board Risk Committee: 5/5

Number of shares held: (100 ADRs (*))

Jul. 1986	Assistant Professor, Economics Department, Columbia University
Jan. 1991	Economist and Vice President of the Federal Reserve Bank of New York (FRBNY)
Nov. 2006	Senior Vice President, FRBNY, Member of the FX Forum, Executive Meeting of East Asia and Pacific (EMEAP) Central Banks, Bank for International Settlements
Jan. 2007	Board Member of the American Economic Association's Committee on the Status of Women in the Economics Profession
Jun. 2007	Member of the Markets Committee, Bank for International Settlements
Jan. 2009	Acting Systemic Open Market Account Manager for the Federal Open Market Committee (FOMC)
Oct. 2013	Deputy Director of the Office of Financial Research (OFR), U.S. Treasury Department
Oct. 2013	Member of the Deputies Committee of the Financial Stability Oversight Council (FSOC)
Jun. 2015	Senior Research Scholar and Director of Central Banking and Financial Policy at Columbia University's School of International and Public Affairs (Current)
Jun. 2021	Outside Director of the Company (Current)

(Significant concurrent positions)

Senior Research Scholar

Director of the MPA Program in Economic Policy Management

Director of Central Banking and Financial Policy

*All positions at Columbia University, School of International and Public Affairs

Independent Director of Nomura Holding America Inc.

(Reasons for designation as an outside director nominee and expected role)

Ms. Mosser, apart from her current holding of positions such Senior Research Scholar and Director of Central Banking at Columbia's School of International and Public Affairs, including the holding in the past of positions such as Deputy Director of the Office of Financial Research at U.S. Treasury Department and Senior Vice President of the FRBNY, has many years of experience as an economist and central banker, and such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated her as an outside director nominee with the expectation that she will continue to apply such extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If her reappointment is approved, she is slated to continue serving as a member of the Board Risk Committee after this Annual General Meeting of Shareholders.

*American Depositary Receipts

9. **Takahisa Takahara**	(Jul. 12, 1961)



Member of the
Nomination Committee

Member of the
Compensation Committee

Outside Director,
Independent Director
Reappointment

Number of years in office:
3 years

Attendance at Meetings of
the Board of Directors:
11/11

Attendance at Meetings of
the Nomination Committee:
7/7

Attendance at Meetings of
the Compensation
Committee:
11/11

Number of shares held:
881 shares of common stock

Apr. 1986	Joined The Sanwa Bank, Ltd. (currently MUFG Bank, Ltd.)
Apr. 1991	Joined Unicharm Corporation
Jun. 1995	Director of Unicharm Corporation
Apr. 1996	Director, General Manager of Procurement Division and Deputy General Manager of International Division of Unicharm Corporation
Jun. 1997	Senior Director of Unicharm Corporation
Apr. 1998	Senior Director, General Manager of Feminine Hygiene Business Division of Unicharm Corporation
Oct. 2000	Senior Director, Responsible for Management Strategy of Unicharm Corporation
Jun. 2001	Representative Director, President of Unicharm Corporation
Jun. 2004	Representative Director, President & CEO of Unicharm Corporation (Current)
Jun. 2021	Outside Director of the Company (Current)

(Significant concurrent positions)

Representative Director, President & CEO of Unicharm Corporation
Outside Director of Sumitomo Corporation

(Reasons for designation as an outside director nominee and expected role)

Mr. Takahara, including his current holding of the position of Representative Director, President & CEO of Unicharm Corporation, has extensive experience with respect to corporate management, and such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated him as an outside director nominee with the expectation that he will continue to apply such extensive experience and high level of independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If his reappointment is approved, he is slated to continue serving as a member of the Nomination Committee and a member of the Compensation Committee after this Annual General Meeting of Shareholders.

10. **Miyuki Ishiguro**	(Oct. 26, 1964)



Member of the Board Risk Committee

Outside Director,
Independent Director
Reappointment

Number of years in office:
1 year

Attendance at Meetings of
the Board of Directors:
9/9
(Number of meetings held after
assumption of office.)

Attendance at Meetings of
the Board Risk Committee:
5/5

Number of shares held:
0 shares of common stock

Apr. 1991	Registered as an Attorney-at-Law and Joined Tsunematsu Yanase & Sekine (currently Nagashima Ohno & Tsunematsu)
Jan. 1999	Partner of Tsunematsu Yanase & Sekine
Jan. 2000	Partner of Nagashima Ohno & Tsunematsu(Current)
Oct. 2004	Visiting Professor, Columbia Law School
May 2015	Secretary General of the Inter-Pacific Bar Association (IPBA)
Feb. 2016	Council Member of the Radio Regulatory Council (Ministry of Internal Affairs and Communications)
Apr. 2016	Council Member of the Management Council of Hitotsubashi University
Apr. 2018	Vice President of the Tokyo Bar Association
Jun. 2023	Outside Director of the Company (Current)
Apr. 2024	President of the Inter-Pacific Bar Association (IPBA) (Current)

(Significant concurrent positions)

Partner of Nagashima Ohno & Tsunematsu
Outside Audit & Supervisory Board Member, Lasertec Corporation
Outside Audit & Supervisory Board Member, Benesse Holdings, Inc.
President of the Inter-Pacific Bar Association (IPBA)

(Reasons for designation as an outside director nominee and expected role)

Ms. Ishiguro, including her current holding of positions such as Partner of Nagashima Ohno & Tsunematsu and President of the Inter-Pacific Bar Association (IPBA), which is an international association of business and commercial lawyers, and from her many years of experience as an attorney, she is well-versed in legal systems/regulations in areas such as finance and capital markets, and such achievements and related insights have been evaluated highly both within and outside of the Company.
The Company has designated her as an outside director nominee with the expectation that she will continue to apply such extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.
If her reappointment is approved, she is slated to continue serving as a member of the Board Risk Committee after this Annual General Meeting of Shareholders.

(Supplementary note regarding independence)

Although she serves as a partner of Nagashima Ohno & Tsunematsu, the amount of transactions between Nagashima Ohno & Tsunematsu and the Company in fiscal 2023 was less than 1% of Nagashima Ohno & Tsunematsu 's sales.

11. Masahiro Ishizuka   (Apr. 21, 1960)



Member of the Audit Committee

Outside Director, Independent Director Reappointment

Number of years in office: 1 year

Attendance at Meetings of the Board of Directors: 9/9
(Number of meetings held after assumption of office.)

Attendance at Meetings of the Audit Committee: 9/9
(Number of meetings held after assumption of office.)

Number of shares held: 2,600 shares of common stock

Oct. 1984	Joined Deloitte Haskins and Sells International (*1)
Apr. 1988	Registered as a Certified Public Accountant
Jun. 1997	Partner of Tohmatsu & Co. (*1)
Jan. 1998	Deloitte & Touche LLP based in New York
Oct. 2004	Head of Audit and Technology Dept. of Business Administrative Division, of Tohmatsu & Co. (*1)
Aug. 2010	Vice Chairman of the Audit Standards Committee of the Japanese Institute of Certified Public Accountants
Oct. 2010	Head of Office of Manual, of Quality Administrative Division, of Deloitte Touche Tohmatsu LLC
Nov. 2015	The Board Member of Deloitte Tohmatsu LLC
Jun. 2017	Executive Officer, General Manager of the Reputation Quality Risk Management Division of Deloitte Tohmatsu LLC and Deloitte Touche Tohmatsu LLC
Jun. 2022	Ethics Officer of Deloitte Tohmatsu Group
Jun. 2023	Outside Director of the Company (Current)

(Significant concurrent positions)

Director of Nomura Securities Co., Ltd. (*2)

(Reasons for designation as an outside director nominee and expected role)

Mr. Ishizuka has held positions such as Vice Chairman of the Audit Standards Committee of the Japanese Institute of Certified Public Accountants and Executive Officer, General Manager of the Reputation Quality Risk Management Headquarters of Deloitte Tohmatsu LLC and Deloitte Touche Tohmatsu LLC. In addition, he is well-versed in international accounting systems from his many years of experience as a Certified Public Accountant, and has a high degree of expertise with regard to international accounting systems corresponding to a Sarbanes-Oxley Act of 2002 financial expert, and such achievements and related insights have been evaluated highly both within and outside of the Company.
The Company has designated him as an outside director nominee with the expectation that he will continue to apply such extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.
If his reappointment is approved, he is slated to continue serving as a member of the Audit Committee after this Annual General Meeting of Shareholders, and will serve as Chairman of the Audit Committee from this year.

(Supplementary note regarding independence)

He served as a partner of Deloitte Touche Tohmatsu LLC until the end of May 2023. The amount of transactions between Deloitte Tohmatsu Group including Deloitte Touche Tohmatsu LLC and the Company in fiscal 2023 was less than 1% of the group's sales.

(*1) Each of the corporations is currently Deloitte Touche Tohmatsu LLC
(*2) Mr. Ishizuka, at Nomura Securities Co., Ltd., is a non-executive director and is scheduled to serve as a member of the Audit and Supervisory Committee (Chairman) after this year's Annual General Meeting of Shareholders of Nomura Securities Co., Ltd. Since he is an outside director of the Company, in accordance with Article 2, Item 15 (c) of the Companies Act, he is not an outside director of Nomura Securities Co., Ltd. and is instead a director.

12. **Taku Oshima**	(Jul. 14, 1956)



	Mar. 1980	Joined NGK INSULATORS, LTD.
	Jun. 2007	Corporate Officer of NGK INSULATORS, LTD.
	Jun. 2011	Corporate Executive Officer of NGK INSULATORS, LTD.
	Jun. 2014	President and Representative Director of NGK INSULATORS, LTD.
	Apr. 2021	Chairman and Representative Director of NGK INSULATORS, LTD. (Current)

(Significant concurrent positions)

Chairman and Representative Director of NGK INSULATORS, LTD. (*)
Outside Director of Central Japan Railway Company
Chairman of Aichi Employers' Association
Outside Director of Toho Gas

(Reasons for designation as an outside director nominee and expected role)

Outside Director,
Independent Director
New Appointment

Number of shares held:
0 shares of common
stock

Mr. Oshima has held positions including President and Representative Director of NGK INSULATORS, LTD., and has extensive experience with respect to corporate management, and such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated him as an outside director nominee with the expectation that he will apply such extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If his appointment is approved, he is slated to serve as a member of the Nomination Committee (Chairman) and a member of the Compensation Committee (Chairman) after this Annual General Meeting of Shareholders.

(*) Mr. Oshima holds the authority to execute business operations under the Companies Act as President and Representative Director of NGK INSULATORS, LTD. However, according to the company's website (Corporate Information > Corporate Governance > Committees on Corporate Governance), it states that "The chair of the Board of Directors is a non-executive director." Additionally, he is not a member of the company's Executive Committee (the body that deliberates necessary matters to assist the president in making decisions.).

(Notes)

1. The Company has put in place three committees (the nomination, audit, and compensation committees) and adopted a corporate governance structure that separates management's oversight functions from business execution functions (Company with Three Board Committees). As the execution of the business of the Company, which is a Company with Three Board Committees, is performed by executive officers, directors who do not concurrently serve as executive officers (non-executive directors) do not perform such a function and perform mainly an oversight function.

2. There are no special interests between the Company and each of the twelve nominees.

3. The Company has entered into agreements to limit liability for damages set forth in Paragraph 1, Article 423 of the Companies Act (limitation of liability agreements) with each of the following director nominees: Mr. Shoji Ogawa, Ms. Laura Simone Unger, Mr. Victor Chu, Mr. J. Christopher Giancarlo, Ms. Patricia Mosser, Mr. Takahisa Takahara, Ms. Miyuki Ishiguro and Mr. Masahiro Ishizuka. Liability under each such agreement is limited to either 20 million yen or the amount prescribed by laws and regulations, whichever is greater. If each nominee is reappointed at this Annual General Meeting of Shareholders, the Company is planning to maintain the limitation of liability agreements stated above with each of them. Further, if the director nominee Mr. Taku Oshima is appointed as a director, the Company is planning to enter into the limitation of liability agreement stated above with him.

4. The Company has entered into directors and officers liability insurance contracts set forth in Paragraph 1, Article 430-3 of the Companies Act with insurance companies, which include the eleven director nominees for reappointment as insured persons. Under such insurance contracts, there will be an indemnification of losses, such as compensation for damages and litigation costs, incurred by an insured person due to a claim for loss or damage caused by an act (including an omission) carried out on the basis of the position, such as director or officer, held by the insured person at the Company, and all insurance premiums of insured persons have been entirely borne by the Company. However, there are certain exclusions applicable to such insurance contracts such as losses caused by a deliberately fraudulent or dishonest act of individuals such as directors/officers. In addition, if the one director nominee for new appointment is approved, this nominee will be included as insured persons under such insurance contract.

At the time of contract renewal during the term of office, such insurance contracts are scheduled to be renewed with similar content.

End.

Report for the 120th Fiscal Year

From April 1, 2023 to March 31, 2024

I. Current State of Nomura Group

1. Fundamental Management Policy and Structure of Business Operations

(1) Fundamental Management Policy

   ① Fundamental Management Policy

In Fundamental Management Policy formulated by the Board of Directors, our company has set the following Management Vision and Basic Vision of Group Management.

Fundamental Management Policy of Nomura Holdings, Inc.

(Management Vision)

Nomura Group's management vision is to enhance its corporate value by deepening society's trust in the firm and increasing satisfaction of stakeholders, including that of shareholders and clients.

As a global investment bank, the Company will provide high value-added solutions to clients globally, and recognizing its wider social responsibility, the Company will continue to contribute to the economic growth and development of society.

To enhance its corporate value, the Company utilizes return on equity ("ROE") as a management indicator and will strive for sustainable business transformation.

(Basic Vision of Group Management)

(1) Nomura Group will establish its modernized growth model by itself through realizing expansion of its business in new domains. Nomura Group will also establish earning structure not subject to market condition with proper cost control and risk management.

(2) Nomura Group will aim to serve its customers at the highest level in every investment, by paying thorough attention to the needs of its customers and the market and by providing its customers with highly value-added solutions in financial and capital markets.

(3) Nomura Group will emphasize compliance with applicable laws and regulations and proper corporate behavior to carry out compliance and conduct risk management in daily business operations. Each company of Nomura Group shall respect customers' interests and comply with applicable laws and regulations relating to the business.

(4) Nomura Group seeks to ensure effective management oversight and increase management transparency.

(5) Nomura Group will contribute to expanding securities markets through daily business and continuously engage in educational activities regarding investment in order to broaden participation in the securities market.

   ② Purpose

Nomura Holdings, Inc. will celebrate its 100th anniversary in December 2025. Nomura is dedicated to the tenets embodied in its Founder's Principles and the unwavering values ingrained in its Corporate Philosophy. As it looks to the next one hundred years, Nomura formulated its new Group Purpose that will underpin group management:

Purpose
We aspire to create a better world by harnessing the power of financial markets

Amid a complex and rapidly changing environment, Nomura will continue to leverage its knowledge and expertise to deliver added value and create a better world through the financial markets. The new Group Purpose articulates Nomura's strong resolve to work together with various stakeholders to build a better future, and its determination to continue taking on new challenges to become the best company for its clients and other stakeholders.

③ Management Vision

Our diverse businesses rely on the trust of our clients and all stakeholders. We recognize that raising our corporate value and ensuring sustainable growth of society as a whole are closely linked together. This is why our Management Vision is to achieve sustainable growth by helping resolve social issues. In May 2024, we formulated its new Management Vision, "Reaching for Sustainable Growth," with the aim of promoting its management strategy in line with the newly formulated Purpose.

(2) Structure of Business Operations

Nomura Group's divisions are comprised of three divisions (Retail Division*, Investment Management Division and Wholesale Division.) All divisions work together to manage business operations across the Group. Nomura Group shall delegate its powers to each of these business divisions to an appropriate extent and establish its business execution structure by enhancing professional skills, while strengthening global linkages among these business divisions, and fully demonstrating Nomura Group's comprehensive capabilities.

*Retail Division has been renamed to Wealth Management Division, effective April 1, 2024.

2. Progress and Results of the Nomura Group's Business Activities

(1) Summary

During the fiscal year ended March 31, 2024, the global inflation caused by the resumption of economic activities from the pandemic had been somewhat stabilized, thereby movements seeking the timing of the end of the monetary tightening led by the U.S. Federal Reserve (Fed) and other major central banks become visible. Toward the end of December in 2023, as an earlier rate cut by Fed was priced in, U.S. interest rates declined while U.S. stock prices rose. Yet, towards the end of the fiscal year ended March 31, 2024, these expectations were somewhat dampened by the strength of the U.S. economy and the persistence of inflationary pressures.

Global economic fundamentals showed resilience, with the U.S. economy growing at an average annual rate of about 4% in the second half of 2023, while stagnation persisted in the Eurozone and China.

In Japan, Kazuo Ueda assumed the post of Governor of the Bank of Japan in April 2023, and expectations for a revision of the large-scale monetary easing policy were further strengthened in May 2023, when the classification of COVID-19 under the Prevention of Infectious Diseases Act was changed and economic activity was expected to resume in earnest. On two occasions, in July and October 2023, the Bank of Japan made a decision to make the yield of 10yr JGBs more flexible under the policy of controlling long and short term interest rates. Expectations for the realization of a virtuous cycle of wages and prices, which is a condition for the Bank of Japan to lift the monetary easing, and expectations that it may as well structurally fortify the earning power of Japanese companies, are gradually growing. Under these circumstances, the Nikkei 225 Stock Average reached the 40,000 yen level for the first time on March 4, 2024, mainly supported by overseas investors buying Japanese stocks.

We reported higher net revenue and pretax income in all business segments for the full year period, demonstrating the strength of our Japan client franchise and global network amid growing interest in the Japanese markets. We delivered a solid performance across divisions and regions. In Retail, this was underpinned by the successful realignment of our people at the start of the fiscal year, while Wholesale booked a marked increase in Investment Banking revenues.

We posted net revenue of 1,562.0 billion yen for the year ended March 31, 2024, an increase of 17.0% from the previous fiscal year. Non-interest expenses increased by 8.6% to 1,288.2 billion yen, income before income taxes was 273.9 billion yen, and net income attributable to the shareholders of Nomura Holdings, Inc. was 165.9 billion yen. ROE was 5.1%. EPS[1] for the year ended March 31, 2024 was 52.69 yen, an increase from 29.74 yen for the year ended March 31, 2023. We have decided to pay a dividend of 15 yen per share to shareholders of record as of March 31, 2024. As a result, the total annual dividend will be 23 yen per share.

(Note):
1. Diluted net income attributable to Nomura Holdings, Inc. shareholders per share.

Consolidated Financial Results

	Billions of yen			% Change
	For the year ended			(B-A)/(A)
	March 31, 2022	March 31, 2023 (A)	March 31, 2024 (B)	
Net revenue	1,363.9	1,335.6	1,562.0	17.0
Non-interest expenses	1,137.3	1,186.1	1,288.2	8.6
Income before income taxes	226.6	149.5	273.9	83.2
Income tax expense	80.1	57.8	96.6	67.2
Net income	146.5	91.7	177.2	93.3
Less: Net income (loss) attributable to noncontrolling interests	3.5	(1.1)	11.4	—
Net income attributable to NHI shareholders	143.0	92.8	165.9	78.8
Return on shareholders' equity	5.1%	3.1%	5.1%	—



Revenue distribution
For the year ended March 31, 2024

Other
Net revenue
149.7 billion yen
Income before income taxes
47.4 billion yen

Wholesale
Net revenue
866.1 billion yen
Income before income taxes
53.9 billion yen

Segment total
1,572.3 billion yen

Retail
Net revenue
402.4 billion yen
Income before income taxes
122.7 billion yen

Investment Management
Net revenue
154.1 billion yen
Income before income taxes
60.2 billion yen

(2) Segment Information

We report our operations and business results by reporting segment that corresponds to the following three divisions: Retail[*], Investment Management and Wholesale.

* Retail Division has been renamed to Wealth Management Division, effective April 1, 2024.

Business Segment Results

	Billions of yen			% Change
	For the year ended			(B-A)/(A)
	March 31, 2022	March 31, 2023 (A)	March 31, 2024 (B)	
Net revenue	1,358.3	1,365.8	1,572.3	15.1
Non-interest expenses	1,137.3	1,186.1	1,288.2	8.6
Income before income taxes	221.0	179.7	284.2	58.1

■Net revenue
(Billions of yen)

1,358.3	1,365.8	1,572.3
March 31,2022	March 31,2023	**March 31,2024**

In business segment totals, which exclude a part of unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the fiscal year ended March 31, 2024 was 1,572.3 billion yen, an increase of 15.1% from the previous year. Non-interest expenses for the fiscal year ended March 31, 2024 increased by 8.6% from the previous year to 1,288.2 billion yen. Income before income taxes was 284.2 billion yen for the fiscal year ended March 31, 2024, an increase of 58.1% from previous year.

Operating Results of Retail

| | Billions of yen | | | % Change |
| | For the year ended | | | (B-A)/(A) |
	March 31, 2022	March 31, 2023 (A)	March 31, 2024 (B)	
Net revenue	328.0	300.2	402.4	34.0
Non-interest expenses	268.7	266.7	279.7	4.9
Income before income taxes	59.2	33.5	122.7	266.2



In our Retail Division, net revenue for the year ended March 31, 2024 increased by 34.0% from the previous fiscal year to ¥402.4 billion. Non-interest expenses increased by 4.9% to ¥279.7 billion. As a result, income before income taxes increased by 266.2% to ¥122.7 billion.

In the Retail division, we have worked to strengthen our wealth management services by enhancing comprehensive wealth management services in line with client needs to help our clients achieve the future they envision. In a historically active market environment, there was a significant increase in flow revenue, mainly due to an increase in the sales of stocks and investment trusts. At the same time, there was also a significant increase in recurring revenue due to the expansion of retail client assets through our consulting services on the entire asset bases of our clients, which we have been working on continuously.

In addition, we are aiming to build a sustainable client base and expand our business over the medium to long term by achieving contact points through workplace financial services, and we have been able to successfully increase the number of clients we provide services to, including the working generation. Going forward, we will provide a wide range of wealth management services, including face-to-face consulting, non-face-to-face services using digital tools, and workplace services that address asset building needs.

Operating Results of Investment Management

| | Billions of yen | | | % Change |
| | For the year ended | | | (B-A)/(A) |
	March 31, 2022	March 31, 2023 (A)	March 31, 2024 (B)	
Net revenue	148.0	128.6	154.1	19.9
Non-interest expenses	76.5	85.1	93.9	10.4
Income before income taxes	71.5	43.5	60.2	38.4

■**Net revenue**
(Billions of yen)

148.0   128.6   154.1

March 31,2022   March 31,2023   **March 31,2024**

In our Investment Management Division, net revenue after the deduction of financial expenses for the year ended March 31, 2024 increased by 19.9% from the previous fiscal year to ¥154.1 billion. Non-interest expenses increased by 10.4% to ¥93.9 billion. As a result, income before income taxes increased by 38.4% to ¥60.2 billion.

The Investment Management Division recorded the highest level of business revenue, which is a stable source of revenue, since the division was established in April 2021. The asset management business had a strong year, and higher sales of aircraft leases contributed to revenue growth. Due to market factors and net inflows into a wide range of products, assets under management reached a new record high of ¥89.0 trillion at the end of the fiscal year. Alternative assets under management increased by 47% to ¥1,860.6 billion from March 31, 2023. Investment gains/losses increased driven by significant improvement in American Century Investments related valuation gains/losses.

As part of our activities involving the new NISA system, which began in 2024, we have established the "First NISA" series of low-cost index funds to encourage a wide range of age groups, including those with no investment experience, to start using the NISA system. In addition, 182 funds such as the "Nomu Wrap Fund", which are subject to the Growth Investment Framework, part of the new NISA system, were submitted for registration (as of the end of March 2024). In addition, based on our strategy to provide clients with a wide range of opportunities to invest in private assets, we launched "Nomura Fund Select – Blackstone Private Equity Strategies Fund", Japan's first publicly offered open investment trust focusing mainly on private equity around the world. In the Americas, we realigned our business and launched "Nomura Capital Management LLC" as a new brand with credit investment capabilities integrating both public and private asset management businesses.

Operating Results of Wholesale

	Billions of yen			% Change
	For the year ended			(B-A)/(A)
	March 31, 2022	March 31, 2023 (A)	March 31, 2024 (B)	
Net revenue	703.1	772.4	866.1	12.1
Non-interest expenses	628.6	743.0	812.2	9.3
Income before income taxes	74.5	29.4	53.9	83.6



The Wholesale Division consists of two businesses, Global Markets which is mainly engaged in the trading, sales and structuring of financial products, and Investment Banking which is engaged in financing and advisory businesses.

In our Wholesale Division, net revenue for the year ended March 31, 2024 increased by 12.1% from the previous fiscal year to 866.1 billion yen. Non-interest expenses increased by 9.3% to 812.2 billion yen. As a result, income before income taxes increased by 83.6% to 53.9 billion yen.

Global Markets

We continued to focus on providing uninterrupted service and liquidity to our clients under tight risk control, as they rebalanced and hedged their portfolio in the highly volatile and uncertain markets driven by uncertain macro-economic environment and central banks' policy actions. We delivered steady performance monetizing increased client flows and market opportunities including strong Japan equities, deepened engagement with clients across flow as well as structured financing and solutions businesses.

Investment Banking

Increase in client activity could be seen due to an increase in clarity regarding market environment in relation to monetary policies. As a result, earnings increased for the full year due to an increase in M&A and Equity Capital Market deals.

Other

	Billions of yen			% Change
	For the year ended			(B-A)/(A)
	March 31, 2022	March 31, 2023 (A)	March 31, 2024 (B)	
Net revenue	179.2	164.7	149.7	(9.1)
Non-interest expenses	163.5	91.3	102.3	12.0
Income before income taxes	15.8	73.4	47.4	(35.4)



■**Net revenue**
(Billions of yen)

Net revenue was 149.7 billion yen. Income before income taxes was 47.4 billion yen.

3. Financing Situation

(1) Funding situation

In terms of funding, the Company, Nomura Securities Co., Ltd., Nomura Europe Finance N.V., Nomura Bank International plc, Nomura International Funding Pte. Ltd., and Nomura Global Finance Co., Ltd. are the main group entities that borrow externally, issue debt instruments and engage in other funding activities. By raising funds to match the currencies and liquidities of our assets or by using foreign exchange swaps as necessary, we pursue optimization of our funding structures.

(2) Capital Expenditures

Capital expenditures focus primarily on system investments to accelerate digitalization with the objective of encouraging business activities further in Japan and Overseas. In Retail Division[*], we have improved online-based services in order to provide more convenient services for our clients. In Wholesale Division, we have been continuously enhancing the trading systems as well as strengthening the infrastructure system in order to navigate through the global markets and achieve best execution more stably and efficiently.

 *Retail Division has been renamed to Wealth Management Division, effective April 1, 2024.

4. Results of Operations and Assets

		(in billions of yen except per share data in yen)		
Period Item	117th Fiscal Year (April 1, 2020 to March 31, 2021)	118th Fiscal Year (April 1, 2021 to March 31, 2022)	119th Fiscal Year (April 1, 2022 to March 31, 2023)	120th Fiscal Year (April 1, 2023 to March 31, 2024)
Total Revenue	1,617.2	1,594.0	2,486.7	4,157.3
Net revenue	1,401.9	1,363.9	1,335.6	1,562.0
Income before income taxes	230.7	226.6	149.5	273.9
Net income attributable to NHI shareholders	153.1	143.0	92.8	165.9
Basic-Net income attributable to NHI shareholders per share	50.11	46.68	30.86	54.97
Diluted-Net income attributable to NHI shareholders per share	48.63	45.23	29.74	52.69
Total assets	42,516.5	43,412.2	47,771.8	55,147.2
Total NHI shareholders' equity	2,694.9	2,914.6	3,148.6	3,350.2

(Note)

Stated in accordance with accounting principles generally accepted in the U.S.

5. Management Challenges and Strategies

The Nomura Group's business environment is undergoing significant changes. We will continue to respond to it flexibly while maintaining an appropriate financial standing and effectively utilizing management resources through improved capital efficiency. In addition, we are never satisfied with ourselves and will constantly implement new initiatives with the aim of expanding existing businesses and providing value-added services to clients.

(1) *Medium-to Long-term Priority Issues*

We are pursuing sustainable growth across the entire group and working on building a business portfolio that focuses on stable and diversified revenue and improving capital efficiency.

Our vision is to advance Nomura to the next stage. To realize this, we launched a strategy of expanding into private markets to complement our businesses in the public markets. Based on this strategy, we have been working on promoting asset consulting business, strengthening the Investment Management Division, and fostering growth and stability in the wholesale business. Additionally, we have been exploring and enhancing new areas such as Digital Financial Services including digital asset business and sustainability sector including sustainable finance. We have also begun to promote company-wide cost control through structural reforms. In addition, we are advancing the sophistication and efficiency of the corporate functions that form the basis of these businesses, strengthening the governance structure, improving operational efficiency using digital technologies, and promoting our own sustainability initiatives such as DEI (Diversity, Equity & Inclusion   and Net Zero. For more information on the strategies in each division, please refer to the challenges and strategies in each division.

We have established a business model that can consistently achieve an ROE of 8-10% in the medium term through addressing medium- to long-term priority issues. As announced in May 2024, we have set a new management vision, "Reaching for Sustainable Growth," as an indication of the direction of management toward fiscal 2030, and a management quantitative target of ROE 8~10%+ and achieving profit before tax of over ￥500 billion. In addition, we break down the PBR as shown in the figure below. Maximizing the absolute level of ROE is one of its key elements. Through addressing medium- to long-term priority issues, we aim to enhance our corporate value.



(2) *Issues in Each Division*
   The challenges and strategies in each division are as follows:

・ Wealth Management Division
   As a result of the continuous initiatives to overhaul our business model to further help clients manage
   their assets, the former Retail Division has seen significant changes in its revenue structure, leading to
   certain achievements in transitioning to the recurring revenue business. The Division has been renamed
   to the Wealth Management Division to reflect this transformation of the business model, effective April
   1, 2024.
   The Wealth Management Division offers comprehensive wealth management services catering to the
   diverse needs of individual and corporate clients through our nationwide network of branches, as well as
   our digital services. In addition to traditional investment products such as stocks and bonds, our proactive
   team of professionals provides tailor-made consulting services to help our clients, including estate
   planning, real estate, asset succession and M&A services. We will continue working on improving the
   skills of our partners (sales representatives), and enhance our wide range of products and services in
   order to advance the wealth management business.

・ Investment Management Division
   Our Investment Management Division provides solutions that meet the diversifying investment needs of
   our broad clients through a wide range of assets classes and services spanning both traditional and
   alternative assets. We aim to realize a virtuous cycle of investment that leads to the resolution of social
   issues by providing high-quality investment products that meet the diverse investment needs of clients.
   We regard the following trends as growth opportunities: Japan's abundant individual financial assets and
   the tailwind of the government's plan for promoting Japan as a leading asset management center, the
   growth of investment in private assets, high levels of funding demand for and investor awareness of
   sustainability-related investments. Amid continued downward pressure on management fees, we are
   working to improve our investment capabilities, increase our assets under management and increase the
   value added by our products and services in our public markets businesses, expand our business
   platforms in alternative assets and other high-fee growth areas, and realize greater efficiency and cost
   control.

・ Wholesale Division
   Our Wholesale Division faces challenges presented by increasingly sophisticated client needs and
   technological advancement, coupled with uncertainty in the market and macroeconomic environment. To
   ensure continuity of service as well as add value to clients, we will continue to enhance collaboration
   across business lines, regions and divisions while further diversifying our business portfolio to stabilize
   revenues. We will continue to deploy financial resources to selective and high growth opportunities and
   also focus on cost optimization.

   Global Markets aims to provide uninterrupted liquidity to our clients while reinforcing risk control and
   governance. Additionally, we aim to further diversify our business portfolio, reinforce global
   connectivity and cross-sell across our global client franchise leveraging our solid business foundation in
   Japan and competitive global products to pursue growth opportunities such as structured financing and
   solution business, International Wealth Management business as well as Global Equities, and continue to
   build on the strength of our Flow Macro businesses.

   Investment banking aims to provide advisory services and financing to domestic as well as crossborder
   restructurings and industry-wide consolidations, as well as interest rate and FX solutions related to these
   transactions as volatile business environments impact our clients' businesses. We will leverage our
   Japanese strengths and focus on expanding our global advisory business, while also broadening ESG
   related businesses through initiatives such as the enhancement of our sustainability related capabilities.
   Additionally, we will accelerate group-wide collaborations to benefit our clients.

・ Risk Management and Compliance, etc.

We have defined our risk appetite in our Risk Appetite Statement which includes the types and level of risk that the Nomura Group is willing to assume in pursuit of our strategic objectives and business plans. Further, we continue to develop our risk management framework in a way that is strategically aligned to our business plans and incorporates decision-making by senior management, thereby securing capital soundness and enhancing our corporate value.

We have clearly defined in our Risk Appetite Statement that all executives and employees must actively engage in risk management through our Three Lines of Defense framework. Besides, we continuously provide trainings to all executives and employees including those in the group companies to increase our knowledge about risks as financial professionals and develop a corporate culture of correctly recognizing, assessing and managing risks.

With regard to compliance, we continue to focus on improving the management structure to comply with local laws and regulations in the countries where we operate. We also continue to review our internal systems and rules so that all executive management and employees can work autonomously with high ethical standards.

In order to ensure not only compliance with laws and regulations, but also that all directors, officers and employees are able to act in accordance with social norms, we have established the "Nomura Group Code of Conduct" as guidelines for actions to be taken, and through associated trainings and other measures, we are working to promote appropriate actions ("Conduct") based on the Code of Conduct. At the 'Nomura Founding Principles and Corporate Ethics Day' held in every August, we reaffirm the lessons learned from past incidents and renew our determination to prevent similar incidents then to maintain and gain the trust society places in us; discussions are held regarding the proper way to conduct after looking back on past incidents, and a pledge is made to comply with the Code of Conduct.

In order for us to be able to respond to the changing demands of society, the Code of Conduct is regularly reviewed to constantly examine ourselves and to ensure that our thinking aligns with society's norms.
By addressing and resolving the above issues, we will strive for the stability and further development of financial markets as well as the sustainable growth of Nomura Group.

By addressing and resolving the above issues, we will strive for the stability and further development of financial markets as well as the sustainable growth of the Nomura Group.

6. Major Business Activities

Nomura Group primarily operates in investment and financial services focusing on the securities business. We provide wide-ranging services to customers for both financing and investment through operations in Japan and other major financial capital markets around the world. Such services include securities trading and brokerage, underwriting and distribution, arrangement of offering and distribution, arrangement of private placement, principal finance, asset management, and other securities and financial business. We divide our business segments into three divisions consisting of Retail*, Investment Management and Wholesale.
 *Retail Division has been renamed to Wealth Management Division, effective April 1, 2024.

In order to respond to our clients' increasingly diversified needs, we will further increase our lineup of services available to clients by focusing efforts on private side products and services such as non-listed equities and privately placed bonds, in addition to products in public markets such as listed stocks and corporate bonds that we have been providing so far.

7. Organizational Structure
(1) Principal place of business in Japan
The Company: Head office (Tokyo)
Nomura Securities Co., Ltd. (Head office and local branches — 109 locations in total): Tokyo (Head office and local branches — 16 locations in total), Kanto area excluding Tokyo (26 branches), Hokkaido area (5 branches), Tohoku area (9 branches), Hokuriku area (4 branches), Chubu area (13 branches), Kinki area (15 branches), Chugoku area (7 branches), Shikoku area (3 branches) and Kyushu and Okinawa area (11 branches)
Nomura Asset Management Co., Ltd. (Tokyo, Osaka, Fukuoka)
The Nomura Trust & Banking Co., Ltd. (Tokyo)
Nomura Properties, Inc. (Tokyo)
Nomura Financial Products & Services, Inc. (Tokyo)

(2) Principal place of business overseas
Nomura Securities International, Inc. (New York, U.S.)
Nomura International plc (London, U.K.)
Nomura International (Hong Kong) Limited
Nomura Singapore Limited
Instinet Incorporated (New York, U.S.)

(3) Status of Employees

	Employees	Increase / Decrease
Total	26,850	75 Increase

(Notes)
1. Number of employees consists of the total number of employees of the Company and its consolidated subsidiaries (excluding temporary employees).
2. Number of employees excludes employees seconded outside the Company and its consolidated subsidiaries.

(4) Status of Significant Subsidiaries

Name	Location	Capital (in millions)		Percentage of Voting Rights	Type of Business
Nomura Securities Co., Ltd.	Tokyo, Japan	¥	10,000	100%	Securities
Nomura Asset Management Co., Ltd.	Tokyo, Japan	¥	17,180	100%	Investment Trust Management / Investment Advisory
The Nomura Trust & Banking Co., Ltd.	Tokyo, Japan	¥	50,000	100%	Banking / Trust
Nomura Properties, Inc.	Tokyo, Japan	¥	480	100%	Business Space / Facility Management
Nomura Financial Products & Services, Inc.	Tokyo, Japan	¥	176,775	100%	Financial
Nomura Asia Pacific Holdings Co., Ltd.............	Tokyo, Japan	¥	10	100%	Holding Company
Nomura Holding America Inc.	New York, U.S.	US$	7,635.42	100%	Holding Company
Nomura Securities International, Inc.	New York, U.S.	US$	1,300.00	100% *	Securities
Nomura America Mortgage Finance, LLC	New York, U.S.	US$	1,813.49	100% *	Holding Company
Instinet Incorporated	New York, U.S.	US$	1,360.00	100% *	Holding Company
Nomura Europe Holdings plc	London, U.K.	US$	3,391.32	100%	Holding Company
Nomura International plc	London, U.K.	US$	3,241.22	100% *	Securities
Nomura International (Hong Kong) Limited	Hong Kong	¥	206,201	100% *	Securities
Nomura Singapore Limited	Singapore, Singapore	S$	239.00	100% *	Securities / Financial

(Notes)

1. "Capital" is stated in the currency on which each subsidiary's books of record are maintained. "Capital" of a subsidiary, whose paid-in capital is zero or is in nominal amount (primarily subsidiaries located in the U.S.), is disclosed in amount including additional paid-in capital. Percentages with "*" in the "Percentage of Voting Rights" column include voting rights from indirect ownership of shares.

2. The total number of consolidated subsidiaries and consolidated variable interest entities as of March 31, 2024 was 1,529. The total number of entities accounted for under the equity method of accounting such as Nomura Research Institute, Ltd. and Nomura Real Estate Holdings, Inc. was 14 as of March 31, 2024.

8. Major Lenders

Lender	Type of Loan	Loan Amount (in millions of yen)
Sumitomo Mitsui Banking Corporation	Long-term borrowing	450,638
Mizuho Bank, Ltd.	Long-term borrowing	422,233
MUFG Bank, Ltd.	Long-term borrowing	418,223
Resona Bank, Limited.	Long-term borrowing	54,100
SBI Shinsei Bank, Limited	Long-term borrowing	39,354
Sumitomo Mitsui Trust Bank, Limited	Long-term borrowing	215,115
The Chiba Bank, Ltd.	Long-term borrowing	61,019
The Hachijuni Bank, Ltd.	Long-term borrowing	57,071
The Bank of Yokohama, Ltd.	Long-term borrowing	55,292
The Shizuoka Bank, Ltd.	Long-term borrowing	36,541
The Norinchukin Bank	Long-term borrowing	168,112
Meiji Yasuda Life Insurance Company	Long-term borrowing	40,272

9. Capital Management Policy

We seek to enhance shareholder value and to capture growing business opportunities by maintaining sufficient levels of capital. We will continue to review our levels of capital as appropriate, taking into consideration the economic risks inherent to operating our businesses, the regulatory requirements, and maintaining our ratings necessary to operate businesses globally.

We believe that raising corporate value over the long term and paying dividends is essential to rewarding shareholders. We will strive to pay dividends using a consolidated pay-out ratio of at least 40 percent of each semi-annual consolidated earnings as a key indicator.

Dividend payments will be determined taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment as well as the company's consolidated financial performance.

Dividends will in principle be paid on a semi-annual basis with record dates of September 30 and March 31.

Additionally, we will aim for a total payout ratio, which includes dividends and share buybacks, of at least 50 percent.

With respect to the retained earnings, in order to implement measures to adapt to regulatory changes and to increase shareholder value, we seek to efficiently invest in business areas where high profitability and growth may reasonably be expected, including the development and expansion of infrastructure.

Dividends for the Fiscal Year

Based on our Capital Management Policy described above, we paid a dividend of 8 yen per share to shareholders of record as of September 30, 2023 and have decided to pay a dividend of 15 yen per share to shareholders of record as of March 31, 2024. As a result, the total annual dividend will be 23 yen per share.

The following table sets forth the details of dividends paid for the fiscal year ended March 31, 2024:

Resolution of Board of Directors	Record Date	Total Amount of Dividends (in millions of yen)	Dividend Per Share (yen)
October 27, 2023	September 30, 2023	24,115	8.00
April 26, 2024...	March 31, 2024	44,567	15.00

II. Stocks

1. Total Number of Authorized Shares: 6,000,000,000 shares

The total number of classes of shares authorized to be issued in each class is as follows.

Type	Total Number of Shares Authorized to be Issued in Each Class
Common Stock	6,000,000,000
Class 1 Preferred Stock	200,000,000
Class 2 Preferred Stock	200,000,000
Class 3 Preferred Stock	200,000,000
Class 4 Preferred Stock	200,000,000

2. Total Number of Issued Shares: Common Stock 3,163,562,601 shares

3. Number of Shareholders: 328,765

4. Major Shareholders (Top 10):

Names of Shareholders	Number of Shares Owned and Percentage of Shares Owned	
	(in thousand shares)	(%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	490,840	16.52
Custody Bank of Japan, Ltd. (Trust Account)	167,148	5.62
State Street Bank West Client-Treaty 505234	60,703	2.04
The Bank of New York Mellon as Depositary Bank for DR Holders	53,059	1.78
JP Morgan Chase Bank 385781	45,147	1.51
State Street Bank And Trust Company 505001	37,743	1.27
SMBC Nikko Securities Inc.	37,680	1.26
SSBTC Client Omnibus Account	36,060	1.21
Northern Trust Co. (AVFC) Re Silchester International Investors International Value Equity Trust	33,024	1.11
Nomura Group Employee Stock Ownership Association	29,984	1.00

(Notes)

1. The Company has 192,432 thousand shares of treasury stock as of March 31, 2024 which is not included in the major shareholders list above.
2. Figures for Number of Shares Owned are rounded down to the nearest thousand and figures for Percentage of Shares Owned are calculated excluding treasury stock.

5. Status of Treasury Stock Repurchase, Disposition and Number of Shares Held in Treasury:

(1) Repurchased shares

Common Stock .... 80,617,143 shares

Total Repurchase Amount (in thousands of yen) 61,028,906

Stocks acquired according to resolution of the Board, included above, are as follows;

Common Stock .... 80,592,100 shares

Total Repurchase Amount (in thousands of yen) 61,012,793

Reason for Repurchase

   The Company plans to acquire treasury stock to raise capital efficiency and ensure a flexible capital management policy, and to deliver as stock-based compensation to executives and employees.

(2) Shares Disposed

Common Stock .... 47,695,807 shares

Aggregate Amount of Disposition (in thousands of yen) 24,870,623

(3) Shares Cancelled

Common Stock .... 70,000,000 shares

Aggregate Amount of Cancellation (in thousands of yen) 36,104,698

(4) Number of Shares Held in Treasury as of the end of fiscal year

Common Stock .... 192,432,164 shares

(5) Other Significant Matters concerning Stocks

   At the meeting of the Board of Directors held on January 31, 2024, the Company adopted a resolution to repurchase shares.

Reasons

   To raise capital efficiency and ensure a flexible capital management policy, and to deliver shares on exercise of stock-based compensation to executives and employees.

Type and aggregate number of shares to be repurchased

Common Stock ....125,000,000 shares (upper limit)

Total Repurchase Amount .... 100 billion yen (upper limit)

Period of Repurchase.. from February 16, 2024 to September 30, 2024

Method of Repurchase .... Purchase on the stock exchange via a trust bank

_____

(Note)

46,223,600 shares acquired through this resolution are included in Repurchased shares and Number of Shares Held in Treasury as of the end of fiscal year.

6. Status of Stock delivered to the Directors and Executive Officers of the Company as consideration of Execution of Duties during the fiscal year:

Position	Type and Number of Stock		Number of People
Directors and Executive Officers (excluding Outside Directors)	Common stock	246,042	8

III. Matters Relating to the Company's Directors and Executive Officers

1. Status of the Directors (as of March 31, 2024)

Name	Positions and Responsibilities	Significant Concurrent Positions
Koji Nagai	Chairman of the Board of Directors Member of the Nomination Committee Member of the Compensation Committee	Director and Chairman of the Board of Directors of Nomura Securities Co., Ltd. (*)
Kentaro Okuda	Director Representative Executive Officer and President Group CEO	Representative Director and President of Nomura Securities Co., Ltd. (*)
Yutaka Nakajima	Director Representative Executive Officer and Deputy President	Representative Director and Deputy President of Nomura Securities Co., Ltd. (*)
Shoji Ogawa	Director Member of the Audit Committee (full-time) Member of the Board Risk Committee	Corporate Auditor of Nomura Asia Pacific Holdings Co., Ltd. (*) Non-Executive Director of Nomura Holding America Inc. (*) Non-Executive Director of Instinet Incorporated (*)
Noriaki Shimazaki	Outside Director Chairman of the Audit Committee Member of the Board Risk Committee	Outside Director of Loginet Japan Co., Ltd. Director of Nomura Securities Co., Ltd. (*)
Kazuhiko Ishimura	Outside Director Chairman of the Nomination Committee Chairman of the Compensation Committee	President and CEO of the National Institute of Advanced Industrial Science and Technology Outside Director of Ricoh Company, Ltd.
Laura Simone Unger	Outside Director Chairperson of the Board Risk Committee	Independent Director of Navient Corporation Independent Director of Nomura Holding America Inc. (*) Independent Director of Nomura Securities International, Inc. (*) Independent Director of Nomura Global Financial Products Inc. (*) Independent Director of Instinet Holdings Incorporated (*)
Victor Chu	Outside Director Member of the Audit Committee Member of the Board Risk Committee	Chairman and Chief Executive Officer of First Eastern Investment Group Chair of Council, University College London Co-Chair, International Business Council of the World Economic Forum Independent Director of Airbus SE
J. Christopher Giancarlo	Outside Director Member of the Board Risk Committee	Senior Counsel of Willkie Farr & Gallagher LLP Chair of the Board of Directors of Digital Dollar Project Independent Director of Digital Asset Holdings, LLC Independent Director of Nomura Securities International, Inc. (*) Independent Director of Nomura Global Financial Products Inc. (*)

Patricia Mosser	Outside Director Member of the Board Risk Committee	Senior Research Scholar* Director of the MPA Program in Economic Policy Management* Director of Central Banking and Financial Policy* *Positions at Columbia University, School of International and Public Affairs Independent Director of Nomura Holding America Inc. (*)
Takahisa Takahara	Outside Director Member of the Nomination Committee Member of the Compensation Committee	Representative Director, President & CEO of Unicharm Corporation Outside Director of Sumitomo Corporation
Miyuki Ishiguro	Outside Director Member of the Board Risk Committee	Partner of Nagashima Ohno & Tsunematsu President-Elect of the Inter-Pacific Bar Association (IPBA) Outside Audit & Supervisory Board Member, Lasertec Corporation Outside Audit & Supervisory Board Member, Benesse Holdings, Inc
Masahiro Ishizuka	Outside Director Member of the Audit Committee	Not Applicable

_____

(Notes)

1. Directors Noriaki Shimazaki, Kazuhiko Ishimura, Laura Simone Unger, Victor Chu, J. Christopher Giancarlo, Patricia Mosser, Takahisa Takahara, Miyuki Ishiguro, Masahiro Ishizuka are Outside Directors, as provided for in Item 15, Article 2 of the Companies Act, and are also Independent Directors, as provided for in Article 436-2 of the Tokyo Stock Exchange, Inc.'s Securities Listing Regulations.

2. Director Noriaki Shimazaki, Chairman of the Audit Committee, and Director Masahiro Ishizuka, a member of the Audit Committee and a certified public accountant are financial experts under the Sarbanes-Oxley Act of 2002. Each of them has considerable finance and accounting knowledge.

3. The Company has selected director Shoji Ogawa, who is well-versed in the business of the Nomura Group, as a full-time member of the Audit Committee, with the expectation that audits by the Audit Committee will be performed more effectively.

4. Companies marked with "*" are wholly-owned subsidiaries (including indirect ownership) of the Company.

5. There are no special relationships between the Company and companies in which Outside Directors concurrently serve (except for those companies marked with "*").

6. The Company has entered into agreements to limit liability for damages set forth in Paragraph 1, Article 423 of the Companies Act with directors Shoji Ogawa, Noriaki Shimazaki, Kazuhiko Ishimura, Laura Simone Unger, Victor Chu, J. Christopher Giancarlo, Patricia Mosser, Takahisa Takahara, Miyuki Ishiguro and Masahiro Ishizuka. Liability under each such agreement is limited to either 20 million yen or the amount prescribed by laws and regulations, whichever is greater.

2. Matters Relating to the Outside Directors
Status of the Activities of the Outside Directors

Name	Status of Main Activities
Noriaki Shimazaki	Attended all 11 meetings of the Board of Directors, all 13 meetings of the Audit Committee and all 5 meetings of the Board Risk Committee held during the fiscal year, and appropriately made statements. In addition, with regard to the expected role as an outside director, utilizing his independence and extensive experience and knowledge gained from being a corporate manager for many years and an expert well-versed in international accounting systems, at meetings such as meetings of the Board of Directors, activities such as the determination of important matters and supervision of business execution have been carried out.
Kazuhiko Ishimura	Attended all 11 meetings of the Board of Directors, all 7 meetings of the Nomination Committee, and all 11 meetings of the Compensation Committee held during the fiscal year, and appropriately made statements. In addition, with regard to the expected role as an outside director, utilizing his independence, extensive experience and knowledge gained from being a corporate manager for many years, at meetings such as meetings of the Board of Directors, activities such as the determination of important matters and supervision of business execution have been carried out.
Laura Simone Unger	Attended all 11 meetings of the Board of Directors and all 5 meetings of the Board Risk Committee held during the fiscal year, and appropriately made statements. In addition, with regard to the expected role as an outside director, utilizing her independence and extensive experience and knowledge gained from being an expert well-versed in finance-related legal systems/regulations, at meetings such as meetings of the Board of Directors, activities such as the determination of important matters and supervision of business execution have been carried out.
Victor Chu	Attended all 11 meetings of the Board of Directors and 11 out of 13 meetings of the Audit Committee, 3 out of 5 meetings of the Board Risk Committee held during the fiscal year, and appropriately made statements. In addition, with regard to the expected role as an outside director, utilizing his independence and extensive experience and knowledge gained from being a corporate manager for many years and an expert well-versed in law, regulations and corporate governance, at meetings such as meetings of the Board of Directors, activities such as the determination of important matters and supervision of business execution have been carried out.
J. Christopher Giancarlo	Attended all 11 meetings of the Board of Directors and all 5 meetings of the Board Risk Committee held during the fiscal year, and appropriately made statements. In addition, with regard to the expected role as an outside director, utilizing his independence and extensive experience and knowledge gained from being an expert well-versed in finance-related legal systems/regulations and advanced technologies such as blockchain, at meetings such as meetings of the Board of Directors, activities such as the determination of important matters and supervision of business execution have been carried out.
Patricia Mosser	Attended all 11 meetings of the Board of Directors and all 5 meetings of the Board Risk Committee held during the fiscal year, and appropriately made statements. In addition, with regard to the expected role as an outside director, utilizing her independence and extensive experience and knowledge gained from being an economist, a central banker and a scholar for many years, at meetings such as meetings of the Board of Directors, activities such as the determination of important matters and supervision of business execution have been carried out.
Takahisa Takahara	Attended all 11 meetings of the Board of Directors, all 7 meetings of the Nomination Committee, and all 11 meetings of the Compensation Committee held during the fiscal year, and appropriately made statements. In addition, with regard to the expected role as an outside director, utilizing his independence and extensive experience and knowledge gained from being a corporate manager for many years, at meetings such as meetings of the Board of Directors, activities such as the determination of important matters and supervision of business execution have been carried out.
Miyuki Ishiguro	Attended all 9 meetings of the Board of Directors and all 5 meetings of the Board Risk Committee held after her appointment during the fiscal year, and appropriately made statements. In addition, with regard to the expected role as an outside director, utilizing her independence and extensive experience and knowledge gained from being an attorney for many years, at meetings such as meetings of the Board of Directors, activities such as the determination of important matters and supervision of business execution have been carried out.

Masahiro Ishizuka	Attended all 9 meetings of the Board of Directors and all 9 meetings of the Audit Committee held after his appointment during the fiscal year, and appropriately made statements. In addition, with regard to the expected role as an outside director, utilizing his independence and extensive experience and knowledge gained from being a Certified Public Accountant well-versed in international accounting systems for many years, at meetings such as meetings of the Board of Directors, activities such as the determination of important matters and supervision of business execution have been carried out.

(Note)

Other than the above, Outside Directors Meetings, consisting solely of members who are Outside Directors, have been held, and utilizing things such as each person's experience and knowledge, there have been discussions concerning matters such as the Company's business and corporate governance.

3. Status of the Executive Officers (as of March 31, 2024)

Name	Positions and Responsibilities	Significant Concurrent Positions
Kentaro Okuda	Director Representative Executive Officer and President Group CEO	See "1. Status of the Directors"
Yutaka Nakajima	Director Representative Executive Officer and Deputy President	See "1. Status of the Directors"
Toshiyasu Iiyama	Executive Officer and Deputy President Chief of Staff	Representative Director and Deputy President of Nomura Securities Co., Ltd.
Takumi Kitamura	Executive Officer Chief Financial Officer (CFO) and Investor Relations	Director, Executive Vice President of Nomura Securities Co., Ltd. Director of Nomura Asia Pacific Holdings Co., Ltd.
Sotaro Kato	Executive Officer Chief Risk Officer (CRO) (based in New York)	Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd. Director of Nomura Holding America Inc.
Yosuke Inaida	Executive Officer Chief Compliance Officer (CCO)	Senior Corporate Managing Director of Nomura Securities Co., Ltd. Director of Nomura Asia Pacific Holdings Co., Ltd.
Toru Otsuka	Executive Officer Group Secretariat, Strategy and Regulatory Affairs	Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.
Christopher Willcox	Executive Officer Head of Wholesale (based in New York)	Director of Nomura Holding America Inc.

_____

(Note)

As of March 31, 2024, Toru Otsuka resigned from the office of Executive Officer of the Company.

(Reference) Executive Officers as of April 1, 2024 are as follows:

Kentaro Okuda	Representative Executive Officer and President, Group CEO
Yutaka Nakajima	Representative Executive Officer and Deputy President
Toshiyasu Iiyama	Executive Officer and Deputy President, Chief of Staff
Takumi Kitamura	Executive Officer, Chief Financial Officer (CFO) and Chief Transformation Officer (CTO)
Sotaro Kato	Executive Officer, Chief Risk Officer (CRO) (based in New York)
Yosuke Inaida	Executive Officer, Chief Compliance Officer (CCO)
Christopher Willcox	Executive Officer, Head of Wholesale (based in New York)

4. Directors and Officers Liability Insurance Contracts

The Company has entered into directors and officers liability insurance contracts set forth in Paragraph 1, Article 430-3 of the Companies Act with insurance companies, which have persons such as directors, executive officers, senior managing directors, corporate auditors, and senior employees of the Company and its subsidiaries, etc. as insured persons. Under such insurance contracts, there will be an indemnification of losses, such as compensation for damages and litigation costs, incurred by an insured person due to a claim for loss or damage caused by an act (including an omission) carried out on the basis of the position, such as director or officer, held by the insured at the Company, and all insurance premiums of insureds have been entirely borne by the Company. However, there are certain exclusions applicable to such insurance contracts such as losses caused by a deliberately fraudulent or dishonest act of individuals such as directors/officers.

5. Compensation paid to Directors and Executive Officers

Millions of yen

| | Number of People [1] | Fixed compensation | Performance-linked compensation | | | Total |
		Base Salary [2][3]	Cash Bonuses	Notional Stock Unit[4]	Restricted Stock Unit[4]	
Directors	13	389	116	221	−	726
(Outside Directors)	(10)	(217)	(−)	(−)	(−)	(217)
Executive Officers	8	598	1,206	2,412	241	4,457
Total	21	987	1,322	2,633	241	5,183

(Notes)

1. The number of people includes 1 Director who retired in June 2023, and 2 Directors who were appointed in June 2023. There were 11 Directors and 8 Executive Officers as of March 31, 2024. Compensation to Directors who were concurrently serving as Executive Officers is included in that of Executive Officers.
2. Includes other compensation (commuter pass allowance) of ¥268 thousand.
3. In addition to base salary of Executive Officers, ¥16 million of corporate housing costs, such as housing allowance and related tax adjustments, were provided.
4. Deferred compensation granted during and prior to the fiscal year ended March 31, 2024 is recognized as expense in the financial statements for the fiscal year ended March 31, 2024. Furthermore, the expenses related to the Long-Term Incentive Plan, which was approved for implementation at the Compensation Committee on March 29, 2024, will be recognized for the performance evaluation period starting from the fiscal year ended March 2025 and are not included in the figures mentioned above.
5. Subsidiaries of the Company paid ¥76 million to Outside Directors as compensation, etc. for their directorship at those subsidiaries for the fiscal year ended March 31, 2024.

6. Matters relating to Performance-Linked Compensation
 (1) Calculation method of the Performance-Linked Compensation
  • Compensation of Directors and Executive Officers is divided into fixed compensation and performance-linked compensation, with fixed compensation consisting of base salary and performance-linked compensation consisting of annual bonus and long-term incentive plans.
  • With respect to the President and the Group CEO, given the overall responsibility of business execution of the Nomura Group, the basic amount of the Performance-Linked Compensation is calculated based on the level of achievement in actual value(s) against the target value(s) of key performance indicator(s) and performance metrics that form the basis for their calculation. In addition, Total Compensation ("TC") , including fixed compensation and performance-linked compensation, is determined by considering, as needed, qualitative evaluation competitor benchmarking etc. by the Compensation Committee.
  •With respect to the Directors and the Executive Officers, their Annual Bonus and TC are determined based on the ones of the Group CEO, reflecting individual roles and responsibilities, respective jurisdiction's regulations and compensation level etc. in addition to the qualitative elements.

(2) Performance Indicator to be used for calculation of the Performance-Linked Compensation
Quantitative elements
In order to ensure alignment with Nomura Group's management vision and business strategy, we select key performance indicators such as ROE and performance metrics that form the basis for its calculation. Additionally, we choose stock price-related indicators to promote alignment of interests with shareholders.

Type of elements	Item	Actual
Profit and loss	Net revenue	1,562 billions of yen
	Revenue cost coverage ratio[1]	82.5％
	Income before income taxes	274 billions of yen
Per share information	EPS	52.69 yen

| Capital efficiency | ROE | 5.1% |
| Shareholder returns | Total Shareholder Return("TSR")[2] | 196.3% |

(Notes)
1. Ratio calculated by dividing Total non-interest expenses by Net revenue
2. The value obtained by dividing the total of stock price fluctuations and dividends in the current business year by the stock price at the end of the previous business year.

Qualitative elements

To promote enhancement of Nomura Group's corporate value and the realization of a sustainable society, we have selected strategic management, as well as initiatives related to community, talent, and DEI, as evaluation criteria.

7. Matters relating to Stock Based Compensation and Non-Monetary Compensation

(1) Outline of current Stock Based Compensation Awards.

The outline of current Stock Based Compensation Awards is as follows.

Type of award	Key features
Restricted Stock Unit ("RSU")	• Settled in the Company's common stock. • Graded vesting period is set as three years in principle. • It is introduced as the Deferred Compensation since the fiscal year ended March 31, 2018. • Granted in May every year in principle.
Notional Stock Unit ("NSU")	• Linked to the price of the Company's common stock Cash-settled in local currency. • Graded vesting period is set as three years in principle. • Following the introduction of RSU as a principle vehicle in the fiscal year ended March 31, 2018, NSU awards are less commonly used in Nomura. • Granted in May every year in principle.
Performance Share Unit ("PSU")	• It is introduced as the Long Term Incentive Plan since the fiscal year ended March 31, 2024. • The number of shares to be awarded will be determined by depended on the degree of achievement of the performance targets of the three fiscal years. • Performance evaluation period is set as three years in principle.

(2) Stock Based Compensation as Non-Monetary Compensation

The company sets half of the amount of the Yearly Bonus of the Directors and Executive Officers as Deferred Compensation. In principle, RSU that falls under the Non-Monetary Compensation is used for payment of the amount. Furthermore, the company have introduced PSU as a long-term incentive plan during the fiscal year ended March 31, 2024.

(3) Introduction of PSU

The company has decided, at a meeting of the Compensation Committee held on March 29, 2024, to introduce Performance-based Share Units (Performance Share Unit: PSU) as a long-term incentive plan. The purpose of introducing PSU is to enhance NHI's corporate value over the medium to long term and strengthen alignment of interests with shareholders.

Under NHI's PSU program, the base number of shares to be granted is initially determined based on NHI's performance and other factors each fiscal year. Following the performance period, the number of shares to be awarded will vary from 0% to 150% of the base number of shares depending on the degree of achievement of the performance targets for the three fiscal years. The settlement of the PSUs will be primarily in treasury stock.

The performance indicators used in the evaluation are ROE and TSR. Please refer to the following for details.

Performance indicators selected as Basis of calculation

In order to enhance NHI's corporate value over the medium to long term and to align NHI's interests with those of its shareholders, a combination of ROE (average value over the performance evaluation period) and TSR (absolute value over the performance evaluation period) will be the basis to calculate the award amount.

Calculation Method for the base number of shares and the number of shares to be granted

1) Calculation method for the base number of shares:

The base number of shares shall be calculated by dividing the amount determined with reference to the performance and qualitative evaluation of the target fiscal year, as well as competitor benchmarking by the price of NHI common stock at the time of grant.

2) Calculation method for the number of shares to be granted:

After the end of the performance evaluation period, the number of shares to be granted will be calculated in accordance with the following method.

a) Performance Evaluation Indicators and Grant Ratio

Performance Indicators	Composition ratio	Change in the grant ratio	Evaluation method
ROE	50%	0%~150%	Calculated based on the actual (average) values for the three-year performance evaluation period
TSR	50%	0%~150%	Calculated based on the actual value (absolute value) during the three-year performance evaluation period

The calculation methods for ROE and TSR, which form the basis for performance evaluation, are as follows:

<ROE>
If the actual value (average value) for the performance evaluation period of 3 years reaches the management goal of 8% set by Nomura Group, a certain number of benchmark shares will be granted. However, if the actual value does not exceed either the lowest value of the past 3 business years, including the grant year, or 3%, no grant will occur. Additionally, if the actual value reaches 5%, 50% of the benchmark shares will be granted, and if it exceeds 12%, 150% of the benchmark shares will be granted.

<TSR>
If the actual value (absolute value) for the performance evaluation period of 3 years reaches 125%, a certain number of benchmark shares will be granted. On the other hand, if the actual value is 100% or below, no grant will occur. Furthermore, if the actual value exceeds 150%, 150% of the benchmark shares will be granted. The calculation process of the actual value is as follows:

3-Year TSR = (Closing Stock Price (B) + Total Dividends during the performance evaluation period) / Initial Stock Price (A)

A: Initial Stock Price (Average closing price one month before the start of the performance evaluation period)
B: Final Stock Price (Average closing price one month before the end of the performance evaluation period)

b) Calculation method for the number of shares to be paid:

The number of shares to be granted is calculated by multiplying the base number of shares by the weighted average of the grant ratio based on ROE and the grant ratio based on TSR. The base number of shares for the PSU for the fiscal year ended March 31, 2024 has been calculated as 782,100 shares, and the number of shares when applying a payout rate of 150% is 1,173,200 shares.

$$\left(\text{ROE Grant ratio} \times 50\% + \text{TSR Grant ratio} \times 50\% \right) \times \text{Basic number of shares}$$

c) Performance evaluation period and payment schedule:
The performance evaluation period shall be three years from the fiscal year in which the base number of PSUs is determined. After the performance evaluation period has concluded, the evaluation shall be finalized and the stock compensation based on PSUs shall be paid.



Base year※	FY2025/3	FY2026/3	FY2027/3	FY2028/3	FY2029/3	FY2030/3
FY2024/3						
FY2025/3						
FY2026/3						

※Business year in which performance is reviewed to determine the base number of shares

⬅➡ :Performance evaluation period ○ :The base number of shares for the PSU to be decided
● :Evaluation confirmed ● :Shares granted

Delivery Method
The shares awarded at the end of the performance period will be primarily issued from treasury stock.

(4) Effect of payment of stock based compensation as deferred compensation
By providing equity-linked compensation as deferred compensation, the economic value of the compensation is linked to the stock price of Nomura, and a certain vesting period is set.
 • Alignment of interests with shareholders.
 • Medium-term incentives and retention by providing an opportunity for the economic value of Deferred Compensation at the time of grant to be increased by a rise in shares during a period of time from grant to vesting.
 • Promotion of cross-divisional collaboration and cooperation by providing a common goal of increasing corporate value over the medium to long term.

Due to these benefits, the active use of Deferred Compensation is also recommended by regulators in the key jurisdictions in which we operate.

With respect to Deferred Compensation in Nomura, a deferral period is generally three or more years from the following fiscal year or later. This is in line with the "Principles for Sound Compensation Practices" issued by the Financial Stability Board which recommends, among other things, a deferral period of three or more years.

8. Matters relating to Individual Directors and Executive Officers' Compensation Determined by Compensation Committee
 (1) Method of Determining Compensation Policies
 As the Company is organized under the Committee System, the Compensation Committee has set the "Compensation Policy of Nomura Group" and "Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc."

 (2) Compensation Policy of Nomura Group
 The "Compensation Policy of Nomura Group" is as follows:
Nomura Group has established compensation policy for Nomura Group officers and employees, including directors and executive officers of Nomura Holdings, Inc. ("NHI"). This policy is referred to as the "Basic Policy" and is as follows.

 Compensation Governance
 As a company with three Board Committees structure, pursuant to Japanese corporate law, NHI has established an independent statutory Compensation Committee. Majority the Committee members are outside directors. The Committee has established both the Basic Policy and a Compensation Policy for Directors and Executive

Officers of NHI, on the basis of which it considers and determines the details of individual compensation for Directors and Executive Officers of NHI.

With respect to the relevant policies and total compensation funding for Nomura Group officers and employees other than the Company's directors and executive officers, certain decisions regarding employment and remuneration matters are delegated to the "Human Resources Committee" ("HRC") by Executive Management Board of NHI. The HRC is chaired by the Group CEO and the individual appointed by the chairman, taking into account financial and risk management perspectives. The HRC considers and determine the above mentioned matters by cooperating with the remuneration committees in each region.

The Committee shall establish the Compensation Recovery Policy of NHI to comply with, among others, the U.S. Securities Exchange Act of 1934, as amended and shall determine matters with respect to compensation of covered officers who are statutory officers of NHI under Japanese law, and the HRC shall be responsible for the management, operation, interpretation and administration of such.

Compensation Policies and Practices
Nomura Group recognizes that its employees are key in pursuing the purpose which is "We aspire to create a better world by harnessing the power of financial markets".
Compensation for Nomura Group employees is designed to support achieving sustainable corporate growth, increasing enterprise value over the medium and long-term and maintaining sound and effective risk management, while at the same time positively contributing to the interest of all Nomura shareholders. In addition, in order to ensure that Numara Group attracts, retains, motivates and develops talent, the level and structure of remuneration takes into account the roles and responsibilities of individuals as well as the market pay levels in Japan and overseas, doing so in line with any relevant laws and regulatory expectations.

1) Sustainable corporate growth and increasing enterprise value over the medium and long-term
   Compensation for Nomura Group employees aims to realize Nomura Group corporate philosophy, to promote healthy corporate culture and behavior in line with Nomura Group "Code of Conduct" and to facilitate a greater alignment with the environmental, social and governance ("ESG") considerations.

   Based on the pay-for-performance principle, compensation supports Nomura Group business strategy, objectives and the aim of sustainable growth and increasing enterprise value over the medium and long-term, while at the same time it ensures the maintenance of sound and market-competitive remuneration practices.

2) Sound and effective risk management
   Nomura Group maintains a sound and effective risk management with an appropriate risk appetite. The Company adjusts the performance measurement standards and indicators when determining compensation by considering both financial and non-financial risks in each business. The qualitative factors such as conduct, compliance, professional ethics and corporate philosophy are considered in determining the final amount of remuneration, which may include a reduction resulting from a disciplinary action.

   In addition, when granting compensation, it shall be specified that in the event of a material revision of financial statements or a material violation of applicable laws and regulations or Nomura Group rules and policies, compensation may be subject to reduction, suspension, forfeiture of rights, cancellation, offset by other compensation, or re-payment (so-called "clawback").

3) Alignment of interests with shareholders
   For Nomura Group employees who receive a certain amount of remuneration, a portion of the remuneration is stock-related remuneration linked to shares of NHI with an appropriate deferral period applicable, in order to ensure an alignment with the shareholders' interests.

Approval and Revision of the Basic Policy
The approval, amendment or repeal of the Basic Policy can be made by the Compensation Committee of NHI.

(3) Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.
"Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc." is as follows:

Compensation of Directors and Executive Officers is divided into fixed compensation and performance-linked compensation, with fixed compensation consisting of base salary and performance-linked compensation consisting of annual bonus and long-term incentive plans. In order to provide incentives for the improvement of medium to long-term corporate value and to align the interests of shareholders, a portion of the compensation is paid through stock-related incentives with a specified deferral period.

<Composition of Compensation for Directors and Executives>

Fixed Compensation	Performance-linked Compensation	
Base salary	Annual Bonuses	Long-term Incentive Plan

Fixed Compensation
  • Base salary is determined based on factors such as professional background, career history, responsibilities and compensation standards of related business fields.

Performance-linked Compensation
  • With respect to the Group CEO, given the overall responsibility of business execution of the Nomura Group, the basic amount of the performance-linked compensation is calculated based on the level of achievement in actual value(s) against the target value(s) of key performance indicator(s) and performance metrics that form the basis for their calculation. In addition, qualitative evaluation competitor benchmarking is to be reflected when determining final annual bonus amount.
  • With respect to Directors and other Executive Officers, amount of annual bonus is determined with the annual bonus of Group CEO as standard baseline, taking into consideration the roles and responsibilities, local remuneration regulations and compensation levels in each jurisdiction etc., in addition to the qualitative evaluation of the individual.
  • Audit Committee members and Outside Directors are not bonus-eligible in order to maintain and ensure their independence from business execution.

  a) Annual Bonuses
    •   In principle, certain portion of annual bonus payment should be deferred.

  b) Long-term Incentive Plan
    • Payments under long-term incentive plans are made when a certain degree of achievements are accomplished.
    • Payments are made in equity-linked awards.

When granting compensation, it shall be specified that in the event of voluntary resignation, a material revision of financial statements or a material violation of applicable laws and regulations or Nomura Group rules and policies, compensation of Directors and Executive Officers may be subject to reduction, suspension, forfeiture of rights, cancellation, offset by other compensation, or re-payment (so-called "clawback").

(4) The reasons why the Compensation Committee confirmed that the compensations in relation to the Fiscal Year, to be paid for the Directors and Executive Officers is in line with the compensation policies
During the Fiscal Year, the Compensation Committee was held 11 times and has been discussing as follows.

Date	Summary of the discussion and the resolution		Attendance records of the member
April 21, 2023	Discussion:	• Performance in the year ended March 31, 2023 and the compensation level of the group CEO.	All members attended
April 24, 2023	Discussion:	• The compensation level of the group CEO in the year end March 31, 2023.	All members attended
April 26, 2023	Resolution:	• The bonus plan for the current year ended March 31, 2023. • Amendment of policies governing compensation for Directors and Executive Officers.	All members attended
June 27, 2023	Resolution:	• The appointment of the Director with the right to convoke the board of directors meetings. • The Director who reports the executions of the committee's duties to the board of the directors meetings. • The Compensation Policy of Nomura Group and base salary of the Directors and Executive Officers. • Individual base salary of the Directors and Executive Officers. • Granting RSUs to the Directors and Executive Officers.	All members attended
	Reporting:	• Schedule for current fiscal year	
August 29, 2023	Discussion	• Review of policies governing pay for Directors and Executive Officers.	All members attended
September 27, 2023	Discussion:	• Individual base salary of the Directors and Executive Officers. • Group CEO Pay levels.	All members attended
November 6, 2023	Resolution:	• Introduction of the U.S. SEC Clawback Regulations and the Company's Response.	All members attended
December 5, 2023	Reporting:	• Compensation levels for executives in major competitive regions domestically and internationally.	All members attended
January 31, 2024	Discussion:	• Review of executive compensation levels and the determination method for executive compensation for the fiscal year ended March 2024.	All members attended
February 20, 2024	Discussion:	• Review of the method for determining executive compensation.	All members attended
March 29, 2024	Resolution:	• The annual base salary of the next fiscal year. • Introduction of Long-Term Incentive Plans (LTI).	All members attended
	Discussion:	• Expected performance and compensation level outlook for the fiscal year ended March 2024.	

Through the discussions and the resolutions above, the Compensation Committee confirmed that the compensations for the Directors and the Executive Officers regarding the fiscal year ended March 31, 2024 are in line with relevant compensation policies and appropriate. Also, the outlines of the discussions have been reported to the Board of Directors meeting.

IV. Matters Relating to Accounting Auditor

1. Name: Ernst & Young ShinNihon LLC

2. Audit Fees, etc.

Item	Amount
(1) Audit fees, etc.	877 million yen
(2) Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Accounting Auditor	1,386 million yen

(Notes)

1. The audit contract between the Company and the Accounting Auditor does not separate the audit fees based on the Companies Act and the Financial Instruments and Exchange Act. Since the audit fees based on the Companies Act and the Financial Instruments and Exchange Act could not be substantively separated, the amount of audit fees above includes the audit fees based on the Financial Instruments and Exchange Act.

2. In addition to the attestation services pursuant to the Article 2, Paragraph 1 of the Certified Public Accountant Act, the Company and its subsidiaries pay compensation to the Accounting Auditor with respect to verification services on compliance with the segregation of customers' assets requirements, etc.

3. Significant overseas subsidiaries of the Company are subject to audit (limited to audit pursuant to the Companies Act or the Financial Instruments and Exchange Act and other equivalent foreign regulations) by certified public accountants or auditing firms (who hold equivalent qualifications in foreign countries) other than the Company's Accounting Auditor.

4. The Audit Committee has received necessary documents and reports from the Chief Financial Officer ("CFO"), relevant internal divisions, and the Accounting Auditor, and has confirmed the structure of the Accounting Auditor's audit team, audit plan, audit status, the maintenance status of the structure for controlling quality of the audit firm, and the basis for the calculation of estimated audit fees, etc. Additionally, the Audit Committee conducts pre-approval procedures in accordance with Article 202 of the Sarbanes-Oxley Act of 2002, etc and prior concurrence procedures in accordance with IFAC Code of Ethics（Code of Ethics for Professional Accountants）and related regulations. Based on the result of such confirmations and procedures, the Audit Committee has verified the audit fees, etc. of the Accounting Auditor and determined that it is at a reasonable level to maintain and improve audit quality, and has given the Companies Act Article 399 Paragraph 1 consent.

3. Dismissal or Non-Reappointment Policy

(1) If the Accounting Auditor corresponds to any of the items stipulated under Article 340, Paragraph 1 of the Companies Act, the Audit Committee shall consider dismissal of the Accounting Auditor, and if dismissal is determined to be reasonable, the Audit Committee will dismiss the Accounting Auditor by a unanimous consent of all members of the Audit Committee. In such event, an Audit Committee Member appointed by the Audit Committee shall report the dismissal of the Accounting Auditor and reasons for dismissal at the general meeting of shareholders to be convened immediately after the dismissal.

(2) In cases where the Audit Committee determines that the Accounting Auditor has issues in terms of the fairness, or that maintenance of more appropriate audit structure is needed, a proposal on dismissal or non-reappointment of the Accounting Auditor will be submitted to the annual general meeting of shareholders.

Consolidated Balance Sheet (As of March 31, 2024)

	(Millions of yen)
ASSETS	
Cash and cash deposits:	5,154,971
Cash and cash equivalents	4,239,359
Time deposits	545,842
Deposits with stock exchanges and other segregated cash	369,770
Loans and receivables:	6,833,717
Loans receivable	5,469,195
Receivables from customers	453,937
Receivables from other than customers	928,632
Allowance for credit losses	(18,047)
Collateralized agreements:	20,994,795
Securities purchased under agreements to resell	15,621,132
Securities borrowed	5,373,663
Trading assets and private equity and debt investments:	19,656,808
Trading assets	19,539,742
Private equity and debt investments	117,066
Other assets:	2,506,912
Office buildings, land, equipment and facilities	448,785
(net of accumulated depreciation and amortization of 529,605 million yen)	
Non-trading debt securities	335,401
Investments in equity securities	105,088
Investments in and advances to affiliated companies	462,017
Other	1,155,621
Total assets	55,147,203
LIABILITIES	
Short-term borrowings	1,054,717
Payables and deposits:	6,490,127
Payables to customers	1,310,825
Payables to other than customers	2,823,100
Deposits received at banks	2,356,202
Collateralized financing:	19,396,575
Securities sold under agreements to repurchase	16,870,303
Securities loaned	2,133,066
Other secured borrowings	393,206
Trading liabilities	10,890,610
Other liabilities	1,414,546
Long-term borrowings	12,452,115
Total liabilities	51,698,690
Commitments and contingencies	
EQUITY	
Common stock	594,493
Authorized – 6,000,000,000 shares	
Issued – 3,163,562,601 shares	
Outstanding – 2,970,755,160 shares	
Additional paid-in capital	708,785
Retained earnings	1,705,725
Accumulated other comprehensive income	459,984
Common stock held in treasury, at cost – 192,807,441 shares	(118,798)
Total Nomura Holdings, Inc. shareholders' equity	3,350,189
Noncontrolling interests	98,324
Total equity	3,448,513
Total liabilities and equity	55,147,203

Consolidated Statement of Income (April 1, 2023 — March 31, 2024)

	(Millions of yen)
Commissions	364,095
Fees from investment banking	173,265
Asset management and portfolio service fees	310,154
Net gain on trading	491,611
Gain on private equity and debt investments	11,877
Interest and dividends	2,620,856
Gain on investments in equity securities	9,612
Other	175,824
Total revenue	4,157,294
Interest expense	2,595,294
Net revenue	1,562,000
Compensation and benefits	673,523
Commissions and floor brokerage	137,328
Information processing and communications	217,126
Occupancy and related depreciation	68,698
Business development expenses	24,236
Other	167,239
Non-interest expenses	1,288,150
Income before income taxes	273,850
Income tax expense	96,630
Net income	177,220
Less: Net income attributable to noncontrolling interests	11,357
Net income attributable to Nomura Holdings, Inc. shareholders	165,863

Consolidated Statement of Changes in Equity (April 1, 2023 — March 31, 2024)

	(Millions of yen)
Common Stock	
Balance at beginning of year	594,493
Balance at end of year	594,493
Additional paid-in capital	
Balance at beginning of year	707,189
Stock-based compensation awards	1,609
Changes in an affiliated company's interests	(13)
Balance at end of year	708,785
Retained earnings	
Balance at beginning of year	1,647,005
Net income attributable to Nomura Holdings, Inc.'s shareholders	165,863
Cash dividends	(68,674)
Loss on sales of treasury stock	(2,364)
Cancellation of treasury stock	(36,105)
Balance at end of year	1,705,725
Accumulated other comprehensive income (loss)	
Cumulative translation adjustments	
Balance at beginning of year	242,767
Net change during the year	201,304
Balance at end of year	444,071
Defined benefit pension plans	
Balance at beginning of year	(32,174)
Pension liability adjustments	12,662
Balance at end of year	(19,512)
Own credit adjustments	
Balance at beginning of year	107,861
Own credit adjustments	(72,436)
Balance at end of year	35,425
Balance at end of year	459,984
Common stock held in treasury	
Balance at beginning of year	(118,574)
Repurchases of common stock	(61,199)
Sale of common stock	0
Common stock issued to employees	24,870
Cancellation of treasury stock	36,105
Balance at end of year	(118,798)
Total NHI shareholders' equity	
Balance at end of year	3,350,189
Noncontrolling Interests	
Balance at beginning of year	75,575
Cash dividends	(3,548)
Net income attributable to noncontrolling interests	11,357
Net change in accumulated other comprehensive income (loss) attributable to noncontrolling interests	
Cumulative translation adjustments	2,042
Transaction between NHI group and noncontrolling interest holders, net	11,855
Other net change in noncontrolling interests	1,043
Balance at end of year	98,324
Total equity balance at end of year	3,448,513

Independent Auditor's Report

May 16, 2024

The Board of Directors
Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC
Tokyo, Japan

Hiroki Matsumura
Designated Engagement Partner
Certified Public Accountant

Hisashi Yuhara
Designated Engagement Partner
Certified Public Accountant

Shinichi Hayashi
Designated Engagement Partner
Certified Public Accountant

Toshiro Kuwata
Designated Engagement Partner
Certified Public Accountant

Opinion

Pursuant to Article 444, paragraph 4 of the Companies Act, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income and changes in equity and notes to the consolidated financial statements of Nomura Holdings, Inc. and its consolidated subsidiaries (the Group) applicable to the fiscal year from April 1, 2023 to March 31, 2024.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position and results of operations of the Group applicable to the fiscal year ended March 31, 2024, in accordance with accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the same provisions in the second sentence of Article 120, section 1 of the Ordinance on Accounting of Companies, as applied to Article 120-3, section 3.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

The other information comprises the information included in the Group's business report and its supplementary schedules. Management is responsible for preparation and disclosure of the other information. The Audit Committee is responsible for overseeing the Group's reporting process of the other information.
Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.
In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.
If, based on the work we have performed, we conclude that there is a material misstatement of this other

information, we are required to report that fact.

We have nothing to report in this regard.

Responsibilities of Management and the Audit Committee for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the same provisions in the second sentence of Article 120, section 1 of the Ordinance on Accounting of Companies, as applied to Article 120-3, section 3, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group's ability to continue as a going concern and disclosing, as required by accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the same provisions in the second sentence of Article 120, section 1 of the Ordinance on Accounting of Companies, as applied to Article 120-3, section 3, matters related to going concern.

The Audit Committee is responsible for overseeing the Group's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

・ Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

・ Consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances for our risk assessments, while the purpose of the audit of the consolidated financial statements is not expressing an opinion on the effectiveness of the Group's internal control.

・ Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

・ Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

・ Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation in accordance with accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the same provisions in the second sentence of Article 120, section 1 of the Ordinance on Accounting of Companies, as applied to Article 120-3, section 3.

・ Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with the ethical requirements regarding independence that are relevant to our audit of the consolidated financial statements in Japan, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied to reduce threats to an acceptable level.

Interest Required to Be Disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partners do not have any interest in the Group which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

(Note)

This is an English translation of the Japanese language Independent Auditor's Report issued by Ernst & Young ShinNihon LLC in connection with the audit of the consolidated financial statements of the Group, prepared in Japanese, for the year ended March 31, 2024. Ernst & Young ShinNihon LLC has not audited the English language version of the financial statements for the above-mentioned year.

Report of the Audit Committee on the Consolidated Financial Statements

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

The Audit Committee of Nomura Holdings, Inc. (the "Company") audited the Company's consolidated financial statements (the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity and the notes to the consolidated financial statements) applicable to the 120th fiscal year (from April 1, 2023 to March 31, 2024). We hereby report the method, content and results of the audit as follows:

1. METHOD AND DETAILS OF THE AUDIT

Based on the auditing principles and assignment of duties, etc. determined by the Audit Committee, the Audit Committee received reports from the Executive Officers, etc. of the Company regarding the consolidated financial statements, and asked for the explanations as necessary. In addition, we have monitored and verified whether the Accounting Auditor maintained its independent position and implemented appropriate audits, received reports from Accounting Auditor regarding the status of the performance of its duties, and, whenever necessary, asked for explanations. Furthermore, we have received confirmation from the Accounting Auditor that the "Structure for Ensuring Appropriate Operation" (matters set forth in the items prescribed in Article 131 of the Ordinance for Company Calculation) is organized in accordance with the "Quality Control Standards for Audits" (Business Accounting Council, November 16, 2021), etc., and when necessary, asked for explanations. Regarding key audit matters, we have consulted with Ernst & Young ShinNihon LLC, received reports on the status of the audit implementation, and, when necessary, asked for explanations.

Based on the above methods, we have examined the consolidated financial statements for this fiscal year.

2. RESULT OF THE AUDIT

We have found that both the method and results of the audit by Ernst & Young ShinNihon LLC, the Company's Accounting Auditor, are appropriate.

May 16, 2024

THE AUDIT COMMITTEE OF
NOMURA HOLDINGS, INC.

Noriaki Shimazaki, Chairman of the Audit Committee

Victor Chu, Member of the Audit Committee

Masahiro Ishizuka, Member of the Audit Committee

Shoji Ogawa, Member of the Audit Committee

Note: Noriaki Shimazaki, Victor Chu and Masahiro Ishizuka are Outside Directors as provided for in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

Balance Sheet (As of March 31, 2024)

(Millions of yen)

ASSETS

Current Assets:	5,526,121
Cash and time deposits	234,014
Short-term loans receivable	4,954,878
Accounts receivable	6,874
Income taxes refund receivable	9,643
Others	320,711
Fixed Assets:	5,100,659
Tangible fixed assets:	32,289
Buildings	6,752
Furniture & fixtures	9,334
Land	210
Construction in progress	15,994
Intangible assets:	76,623
Software	76,623
Others	0
Investments and others:	4,991,747
Investment securities	109,850
Investments in subsidiaries and affiliates (at cost)	2,497,092
Other securities of subsidiaries and affiliates	44,806
Long-term loans receivable from subsidiaries and affiliates	2,214,233
Long-term guarantee deposits	21,304
Deferred tax assets	84,059
Others	20,427
Allowance for doubtful accounts	(23)
Total assets	10,626,780

LIABILITIES

Current Liabilities:	2,876,957
Short-term borrowings	2,349,226
Bond due within one year	287,040
Collaterals received	75,266
Accrued income taxes	2,431
Accrued bonuses	72,073
Others	90,922
Long-term Liabilities:	5,208,926
Bonds payable	2,971,968
Long-term borrowings	2,017,116
Others	219,842
Total liabilities	8,085,883

NET ASSETS

Shareholders' equity:	2,654,986
Common stock	594,493
Additional paid-in capital:	559,676
Capital reserves	559,676
Retained earnings:	1,619,248
Retained earnings reserve	81,858
Other retained earnings	1,537,390
Retained earnings carried forward	1,537,390
Treasury stock	(118,431)
Valuation and translation adjustments:	(114,359)
Net unrealized gain on investments	28,803
Deferred gains or loss on hedges	(143,162)
Stock acquisition rights	270
Total net assets	2,540,897
Total liabilities and net assets	10,626,780

Statement of Income (April 1, 2023 — March 31, 2024)

	(Millions of yen)
Operating revenue	557,326
Property and equipment fee revenue	110,856
Rent revenue	27,823
Royalty on trademark	45,920
Dividend from subsidiaries and affiliates	108,572
Interest income from loans to subsidiaries and affiliates	239,682
Others	24,473
Operating expenses	480,359
Compensation and benefits	54,630
Occupancy and equipment costs	39,980
Data processing and office supplies	77,140
Depreciation and amortization	29,861
Taxes	3,452
Others	7,771
Interest expenses	267,527
Operating income	76,967
Non-operating income	16,377
Non-operating expenses	9,624
Ordinary income	83,720
Extraordinary income	20,160
Gain on liquidation of subsidiaries and affiliates	1,619
Gain on sales of investment securities	17,993
Gain on reversal of subscription rights to shares	548
Extraordinary losses	5,006
Loss on sales of investment securities	6
Loss on devaluation of investment securities	2,467
Loss on liquidation of subsidiaries and affiliates	55
Loss on devaluation of stocks of subsidiaries and affiliates	167
Loss on sales and retirement of fixed assets	2,311
Income before income taxes	98,873
Income taxes - current	14,968
Income taxes - deferred	(6,642)
Net income	90,548

Statement of Changes in Net Assets (April 1, 2023 — March 31, 2024)

	(Millions of yen)
Shareholders' Equity	
Common stock	
Balance at beginning of the year	594,493
Balance at end of the year	594,493
Additional paid-in capital	
Capital reserve	
Balance at beginning of the year	559,676
Balance at end of the year	559,676
Total capital reserve	
Balance at beginning of the year	559,676
Balance at end of the year	559,676
Retained earnings	
Retained earnings reserve	
Balance at beginning of the year	81,858
Balance at end of the year	81,858
Other retained earnings	
Retained earnings carried forward	
Balance at beginning of the year	1,544,020
Change in the year	
Cash dividends	(60,164)
Net Income	90,548
Disposal of treasury stock	(909)
Cancellation of treasury stock	(36,105)
Total change in the year	(6,630)
Balance at end of the year	1,537,390
Total retained earnings	
Balance at beginning of the year	1,625,878
Change in the year	
Cash dividends	(60,164)
Net Income	90,548
Disposal of treasury stock	(909)
Cancellation of treasury stock	(36,105)
Total change in the year	(6,630)
Balance at end of the year	1,619,248
Treasury stock	
Balance at beginning of the year	(118,377)
Change in the year	
Purchases of treasury stock	(61,029)
Disposal of treasury stock	24,871
Cancellation of treasury stock	36,105
Total change in the year	(54)
Balance at end of the year	(118,431)

	(Millions of yen)
Total shareholders' equity	
Balance at beginning of the year	2,661,670
Change in the year	
Cash dividends	(60,164)
Net Income	90,548
Purchases of treasury stock	(61,029)
Disposal of treasury stock	23,961
Total change in the year	(6,684)
Balance at end of the year	2,654,986
Valuation and translation adjustments	
Net unrealized gain on investments	
Balance at beginning of the year	40,198
Change in the year	
Other-net	(11,395)
Total change in the year	(11,395)
Balance at end of the year	28,803
Deferred gains or loss on hedges	
Balance at beginning of the year	(126,128)
Change in the year	
Other-net	(17,034)
Total change in the year	(17,034)
Balance at end of the year	(143,162)
Total valuation and translation adjustments	
Balance at beginning of the year	(85,930)
Change in the year	
Other-net	(28,429)
Total change in the year	(28,429)
Balance at end of the year	(114,359)
Stock acquisition rights	
Balance at beginning of the year	2,363
Change in the year	
Other-net	(2,093)
Total change in the year	(2,093)
Balance at end of the year	270
Total net assets	
Balance at beginning of the year	2,578,102
Change in the year	
Cash dividends	(60,164)
Net Income	90,548
Purchases of treasury stock	(61,029)
Disposal of treasury stock	23,961
Other-net	(30,521)
Total change in the year	(37,205)
Balance at end of the year	2,540,897

Independent Auditor's Report

May 16, 2024

The Board of Directors
Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC
Tokyo, Japan

Hiroki Matsumura
Designated Engagement Partner
Certified Public Accountant

Hisashi Yuhara
Designated Engagement Partner
Certified Public Accountant

Shinichi Hayashi
Designated Engagement Partner
Certified Public Accountant

Toshiro Kuwata
Designated Engagement Partner
Certified Public Accountant

Opinion

Pursuant to Article 436, Section 2, Paragraph 1 of the Companies Act, we have audited the accompanying financial statements, which comprise the balance sheet, the statement of income and changes in net assets, the notes to the financial statements and the related supplementary schedules of Nomura Holdings, Inc. (the "Company") applicable to the 120th fiscal year from April 1, 2023 to March 31, 2024.

In our opinion, the accompanying financial statements and the related supplementary schedules referred above present fairly, in all material respects, the financial position and results of operations of the Company applicable to the fiscal year ended March 31, 2024, in accordance with accounting principles generally accepted in Japan.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

The other information comprises the information included in the Company's business report and its supplementary schedules. Management is responsible for preparation and disclosure of the other information. The Audit Committee is responsible for overseeing the Company's reporting process of the other information.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Responsibilities of Management and the Audit Committee for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company's ability to continue as a going concern and disclosing, as required by accounting principles generally accepted in Japan, matters related to going concern.

The Audit Committee is responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

・Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

・Consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances for our risk assessments, while the purpose of the audit of the financial statements is not expressing an opinion on the effectiveness of the Company's internal control.

・Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

・Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

・Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation in accordance with accounting principles generally accepted in Japan.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with the ethical requirements regarding independence that are relevant to our audit of the financial statements in Japan, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied to reduce threats to an acceptable level.

Interest Required to Be Disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partners do not have any interest in the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

(Note)

This is an English translation of the Japanese language Independent Auditor's Report issued by Ernst & Young ShinNihon LLC in connection with the audit of the financial statements of the Company, prepared in Japanese, for the year ended March 31, 2024. Ernst & Young ShinNihon LLC has not audited the English language version of the financial statements for the above-mentioned year.

Report of the Audit Committee

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of Nomura Holdings, Inc. (the "Company") audited the execution of duties by the Directors and Executive Officers of the Company during the 120th fiscal year (from April 1, 2023, to March 31, 2024). We hereby report the method, content, and results of the audit as follows.

1. METHOD AND DETAILS OF THE AUDIT

Based on the auditing principles and assignment of duties, etc. determined by the Audit Committee, with the cooperation of the Company's departments in charge of internal control, etc., the Audit Committee has investigated the procedure and details of the decision making at the important meetings, etc., reviewed important authorized documents and other material documents regarding business execution, investigated the performance of duties by the Directors, Executive Officers, Senior Managing Directors, and other significant employees, etc., and investigated the conditions of the businesses and assets of the Company.

With respect to the resolution of the Board of Directors regarding the internal control system as stipulated in Article 416, Paragraph 1, Items 1(ii) and (v) of the Companies Act and the internal control system maintained based on said resolution, we have received regular reports on the status of the establishment and maintenance of the system from the Directors, Executive Officers, Senior Managing Directors, and significant employees, etc., asked for explanations as necessary, and provided our opinions accordingly. In relation to internal control over financial reporting required under the Financial Instruments and Exchange Act, we have received reports from Executive Officers, etc. and Ernst & Young ShinNihon LLC regarding the assessment of such internal controls and status of the audit and asked for explanations as necessary.

With respect to subsidiaries, we have communicated and exchanged information with the subsidiaries' Directors, Senior Managing Directors, members of the Audit and Supervisory Committees, and corporate auditors, etc. and, when necessary, requested the subsidiaries to report on their business.

Furthermore, we have monitored and verified whether the Accounting Auditor maintained its independent position and implemented appropriate audits, received reports from the Accounting Auditor regarding the status of the performance of its duties, and, whenever necessary, asked for explanations. In addition, we have received confirmation from the Accounting Auditor that the "Structure for Ensuring Appropriate Operation" (matters set forth in the items prescribed in Article 131 of the Ordinance for Company Calculation) is organized in accordance with the "Quality Control Standards for Audits" (Business Accounting Council, November 16, 2021), etc. and, when necessary, asked for explanations. Regarding key audit matters, we have consulted with Ernst & Young ShinNihon LLC, received reports on the status of the audit implementation, and, when necessary, asked for explanations.

Based on the above methods, we have examined the business report and its supplementary schedules, financial statements (balance sheet, statement of income, statement of changes in net assets, and notes to the financial statements), and supplementary schedules for this fiscal year.

2. RESULT OF THE AUDIT

(1) Result of the audit of the Business Report, etc.

1. We have found that the business report and its supplementary schedules fairly present the status of the Company in conformity with the applicable laws and regulations and the Articles of Incorporation.
2. In relation to the performance of the duties by the Directors and Executive Officers, we have found no misconduct or material facts that violate applicable laws, regulations, or the Articles of Incorporation.
3. We have found that the content of the resolution of the Board of Directors regarding the internal control system is adequate. Moreover, we have no remarks on the content of the business report or the execution of duties by the Directors and Executive Officers regarding the internal control system maintained based on said resolution, including internal control over financial reporting required under the Financial Instruments and Exchange Act.

(2) Result of the audit of Financial Statements and Supplementary Schedules

We have found that both the method and results of the audit by Ernst & Young ShinNihon LLC, the Company's Accounting Auditor, are appropriate.

May 16, 2024

THE AUDIT COMMITTEE OF
NOMURA HOLDINGS, INC.

Noriaki Shimazaki, Chairman of the Audit Committee

Victor Chu, Member of the Audit Committee

Masahiro Ishizuka, Member of the Audit Committee

Shoji Ogawa, Member of the Audit Committee

Note: Noriaki Shimazaki, Victor Chu and Masahiro Ishizuka are Outside Directors as provided for in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

Fiscal Year……………………………………………. April 1 to March 31

Annual General Meeting of the Shareholders…………… Held in June

<Special Note Regarding Forward-Looking Statements>

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may", "will", "expect", "anticipate", "estimate", "plan" or similar words. These statements discuss future expectations, identify strategies, contain projections of our results of operations or financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position expressed or implied by any forward-looking statement in this report.